As filed with the Securities and Exchange Commission on September 26, 2002.

Registration No. _________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM SB-2

REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933

______________________________

       ONSOURCE CORPORATION
 (Name of small business issuer in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	8742 (Primary Standard Industrial Classification Code Number)	84-1561463 (IRS Employer Identification Number)

5455 Spine Road, Suite Mezzanine East
Boulder, Colorado 80301
(303) 527-2903
                              (303) 527-2916 (fax)
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Frank L. Jennings
President
5455 Spine Road, Suite Mezzanine East
Boulder, Colorado 80301
(303) 527-2903
                              (303) 527-2916 (fax)
(Name, address, including zip code, and telephone number of agent for service of process)

Copies to:
Clifford L. Neuman, Esq.
Neuman & Drennen, LLC
1507 Pine Street
Boulder, Colorado 80302
(303) 449-2100
(303) 449-1045 (fax)

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    [   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount To be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value to be sold by the Company	245,135	$.0003	$73.54	$100.00
TOTAL:	245,135	$.0003	$73.54	$100.00

(1)     Consists of Common Stock of OnSource Corporation to be distributed by Global Casinos, Inc., a Utah corporation ("Global Casinos") to the holders of its common stock on August 6, 2001 (the "Spin-off Record Date") to effect a spin-off of the Company's shares. The Global Casinos shareholders will not be charged or assessed for the OnSource Common Stock, and OnSource will receive no consideration for the distribution of the foregoing shares in the Spin-off. There currently exists no market for OnSource Common Stock. OnSource has an accumulated capital deficit. As a result, the registration fee has been calculated based on one-third (1/3) of the par value of the shares in accordance with the provisions of Rule 457(f)(2).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ONSOURCE CORPORATION

Cross-Reference Index
	Item No. and Heading In Form SB-2 Registration Statement	Location in Prospectus
1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Forepart of Registration Statement and Outside Front Cover Page of Prospectus
2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus
3.	Summary and Risk Factors	Prospectus Summary; Risk Factors
4.	Use of Proceeds	*
5.	Determination of Offering Price	Front Cover Page
6.	Dilution	*
7.	Selling Securityholders	*
8.	Plan of Distribution	Plan of Distribution
9.	Legal Proceedings	Legal Proceedings
10.	Directors, Executive Officers, Promoters and Controlling Persons	Management
11.	Security Ownership of Certain Beneficial Owners and Management	Security Ownership of Management and Principal Stockholders
12.	Description of Securities	Description of Securities
13.	Interest of Named Experts and Counsel	Legal Matters; Experts
14.	Disclosure of SEC Position on Indemnification for Securities Act Liabilities	Management - Indemnification and Limitation on Liability of Directors
15.	Organization Within Last Five Years	The Company; Business - Overview
16.	Description of Business	Prospectus Summary; Risk Factors; Business
17.	Management's Discussion and Analysis or Plan of Operation	Management's Discussion and Analysis of Financial Condition and Results of Operations; Financial Statements; Business
18.	Description of Property	Business
19.	Certain Relationships and Related Transactions	Certain Transactions
20.	Market for Common Equity and Related Stockholder Matters	Certain Market Information
21.	Executive Compensation	Management - Executive Compensation
22.	Financial Statements	Financial Statements
23.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	*

*  Omitted from prospectus because Item is inapplicable or answer is in the negative

SUBJECT TO COMPLETION, DATED _____________, 2002

Prospectus

ONSOURCE CORPORATION
Spin-Off of OnSource Corporation by the Distribution of
245,135 Shares of Common Stock

We are furnishing this Prospectus to the shareholders of Global Casinos, Inc., a Utah corporation. We are currently a 32%-owned subsidiary of Global Casinos. Global Casinos will distribute all of our outstanding common shares that it owns in a special distribution to its shareholders.

Shareholders of Global Casinos will receive one (1) of our shares for every ten (10) shares of Global Casinos which they owned on August 6, 2001, the record date of the distribution. These distributions will be made within ten (10) days of the date of this Prospectus. We are bearing all costs incurred in connection with this distribution.

Before this offering, there has been no public market for our common stock and our common stock is not listed on any stock exchange or on the over-the-counter market. This distribution of our common shares is the first public distribution of our shares. It is our intention to seek a market maker to publish quotations for our shares on the OTC Electronic Bulletin Board; however, we have no agreement or understanding with any potential market maker. Accordingly, we can provide no assurance to you that a public market for our shares will develop and if so, what the market price of our shares may be.

                                Investing in our common stock involves a high
                                degree of risk. You should read the "Risk Factors"
                                beginning on Page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2002.

Questions And Answers About The Spin-Off

Q:	How Many OnSource Shares Will I Receive?
A:	Global Casinos will distribute to you one (1) share of our common stock for every ten (10) shares of Global Casinos you own on the record date.
Q:	What Are Shares Of OnSource Worth?
A:	The value of our shares will be determined by their trading price after the spin-off. We do not know what the trading price will be and we can provide no assurances as to value.
Q:	What Will OnSource Do After The Spin-Off?
A:	OnSource will continue to operate as a holding company for Global Alaska Industries, Inc., which is a holding company for Alaska Bingo Supply, Inc.
Q:	Will OnSource Shares Be Listed On A National Stock Exchange Or The Nasdaq Stock Market?
A:

Our shares will not be listed on any national stock exchange or the Nasdaq Stock Market. It is our hope that the shares will be quoted by one or more marketmakers on the OTC Electronic Bulletin Board, although we have no agreements or understandings with any marketmaker to do so.

Q:	What Are The Tax Consequences To Me Of The Spin-Off?
A:

We have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under U.S. tax laws. This is because one of the requirements under U.S. tax laws for the transaction to constitute a tax-free spin-off is that Global Casinos would need to own at least 80% of the voting power of our outstanding capital stock and at least 80% of the number of shares of each class of our outstanding voting capital stock. As this is not the case, we believe that the distribution will not qualify as a tax-free spin-off. Consequently, the total value of the distribution, as well as your initial tax basis in our shares, will be determined by the fair market value of our common shares at the time of the spin-off. A portion of this distribution will be taxable to you as a dividend and the remainder will be a tax-free reduction in your basis in your Global Casinos shares.

Q:	What Do I Have To Do To Receive My OnSource Shares?
A:

No action by you is required. You do not need to pay any money or surrender your Global Casinos common shares to receive our common shares. The number of Global Casinos common shares you own will not change. If your Global Casinos common shares are held in a brokerage account, our common shares will be credited to that account. If you own your Global Casinos common shares in certificated form, certificates representing your OnSource common shares will be mailed to you. No cash distributions will be paid and fractional shares will be rounded to the nearest whole.

About this Prospectus

You should rely only on the information contained in this prospectus. We have not, and Global Casinos has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and Global Casinos believe that the information contained in this prospectus is accurate as of the date on the cover. Changes may occur after that date; and we and Global Casinos may not update this information except as required by applicable law.

Summary

About Our Company

       Please note that throughout this prospectus the words "we", "our" or "us" refers to OnSource Corporation, the parent company. OnSource is a holding company for its wholly-owned subsidiary: Global Alaska Industries, Inc., whose wholly-owned subsidiary is Alaska Bingo Supply, Inc. We will refer to the parent corporation separately as "OnSource" and the subsidiaries as "Global Alaska" and "ABSI," respectively.

       We were formed and organized by Global Casinos in October 2000 as part of its strategic plan to restructure its operations. Effective July 1, 2001, Global Casinos transferred to us certain assets and liabilities in exchange for 245,135 shares of our common stock. The assets consisted primarily of Global Casinos' interest in one of its wholly-owned subsidiaries: Global Alaska Industries, which owns as a wholly-owned subsidiary ABSI. With those assets, we assumed and agreed to pay certain liabilities of Global Casinos. Since the restructuring, our principal activity has been the operations of ABSI.

       Through ABSI, we are engaged in the sale of bingo and pulltab supplies in the state of Alaska and lease a facility and equipment to several charitable bingo gaming operations in that state.

       Our principal executive offices are currently located in Boulder, Colorado at 5455 Spine Road, Suite Mezzanine E, Boulder, Colorado 80301. Our telephone number at that address is (303) 527-2903; our facsimile number is (303) 527-2916. In addition to our corporate office, ABSI maintains an office and warehouse in Anchorage, Alaska located at 3707 Woodland Drive, #3, Anchorage, Alaska 99517. Its telephone number at that address is (907) 243-7003.

Summary Financial Data

       The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analysis in this prospectus. Please do not assume that the results below indicate results we will achieve in the future. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 has been prepared as if the spin-off and our separation from Global Casinos had occurred as of July 1, 2001. The unaudited pro forma condensed consolidated statements of income for the nine months ended March 31, 2002 and the year ended June 30, 2001 have been prepared as if the spin-off and our separation from Global Casinos had occurred as of July 1, 2000.
Balance Sheet Data	June 30		March 31,
	2001	2000	2002
			Actual	Pro Forma
Total assets	$ 648,000	$ 775,000	$ 554,000	$ 554,000
Current assets	553,000	620,000	460,000	460,000
Current liabilities	1,295,000	1,422,000	761,000	761,000
Net working capital (deficit)	(742,000)	(802,000)	(301,000)	(301,000)
Shareholders' equity (deficit)	(2,722,000)	(2,873,000)	(1,949,000)	(1,949,000)

Operating Statement Data	For the Fiscal Years Ended June 30,			For the Nine Months Ended March 31
	2001		2000	2002		2001
	Actual	Pro Forma		Actual	Pro Forma	Actual
Revenues	$ 2,702,000	$ 2,702,000	$3,610,000	$1,741,000	$1,741,000	$2,084,000
Operating income	382,000	382,000	648,000	302,000	302,000	393,000
Net income	151,000	94,000	383,000	93,000	93,000	223,000
Weighted average number of common shares	10,000	772,429	10,000	422,338	772,429	10,000
Basic and diluted income per common share	$ 15.10	$ 0.12	$ 38.30	$ 0.22	$ 0.12	$ 22.30

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in shares of our common stock.

The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating result. In this case, the trading price of our common stock could decline and you might lose all or part of your investment.

We have a history of negative cash flow and may incur negative cash flow in the future.

       Due to debt service resulting from our initial purchase of ABSI, we have incurred negative cash flow since our inception. We anticipate that future negative cash flow will occur.

Our interest in ABSI is held subject to substantial debt. If we default in the payment we could lose our interest in ABSI.

       Global Casinos acquired ABSI in 1997 in a transaction in which Global Alaska issued to the seller of ABSI a non-recourse promissory note secured by all of the shares of common stock of ABSI. As of March 31, 2002, our indebtedness to the seller of ABSI was $2.1 million and we are required to make monthly payments of $43,000. This payment substantially reduces our cash flow and working capital. If we should default in the payment of that promissory note, the holder could foreclose and retake all of the shares of ABSI, thereby resulting in a total forfeiture of our interest in ABSI, our principal assets and operating entity. The fact that our interest in ABSI is highly leveraged is also a barrier to our ability to raise additional capital using the assets of ABSI as collateral.

Due to our history of negative cash flow, we are uncertain that we will be able to continue as a going concern.

       Our consolidated financial statements have been prepared assuming that we will continue as a going concern. We cannot provide any assurance that we will have positive cash flow in the future or that we will be able to achieve our business objectives.

We have recently experienced a significant decline in sales which we may not be able to rectify. If sales do not improve, we will continue to experience negative cash flow.

       For the fiscal year ended June 30, 2001, our revenues were $2,702,000, compared with revenues of $3,610,000 for the fiscal year ended June 30, 2000, a decline of 25%. Furthermore, revenues for the nine months ended March 31, 2002 were $1,741,000, compared with revenues for the nine months ended March 31, 2001 of $2,084,000, a decline of 17%. In part, this decline in revenue can be attributed to the loss of one of our two facility management contracts. In addition, we have experienced a loss of market share due to the competitive activities of our former general manager, who is working for a competitor with strong native Alaskan alliances. In order to increase our revenues, it will be necessary for us to expand our operations and increase marketing, both of which will require additional capital, for which we have no commitment.

The legalization of other forms of gaming in the State of Alaska could materially and adversely affect our business.

       Currently, charitable bingo and pulltabs are the only legalized forms of gaming in the state of Alaska. However, from time to time legislative initiatives are introduced to legalize other forms of gaming in the state, including video poker and other electronic gaming devices. Should the state of Alaska legalize other forms of gaming, the bingo and pulltab industries would be substantially and adversely affected by the competition that would be posed by those newly-introduced forms of gaming.

Changes in state law or government regulation could adversely affect our business.

       Charitable bingo and pulltabs are under the regulatory supervision of the Alaska Department of Revenue's Gaming Unit. Published regulations of the Department of Revenue provide guidance on license requirements for distributors such as ABSI as well as operational requirements for charitable organizations. We believe that we currently comply with all regulations affecting our operations. However, there can be no assurance that current laws and regulations will not be changed or interpreted in such a way as to require us to alter our present activities, further restrict profit margins or obtain additional capital equipment in order to obtain or maintain our licenses and permits.

       Furthermore, there is a strong political element in the State of Alaska that opposes any form of legalized gaming which has sought in past years to introduce legislation to abolish all forms of gaming in the state, including bingo and pulltabs. Should any of these political and legislative initiatives be successful, it would effectively result in prohibiting all of our business operations in their current practice and configuration.

       The State of Alaska's Department of Revenue's Charitable Gaming Division has sent out for public review proposed changes in the current gaming regulations. One of those changes would prohibit distributors from providing turnkey facility management to Bingo Hall Operators. Alaska Bingo Supply, Inc. receives $43,000 per month in facility management gross revenue from managing the properties and equipment of the Northern Lights Bingo Hall and a restaurateur with-in the same facility. Should the proposed rules go into effect as written they would have a severe adverse impact on the cash flow of Alaska Bingo Supply, Inc. in the amount of $23,000 per month. These proposed regulations are being reviewed by a committee comprised of civilian, government, and gaming industry persons for final recommendations. It is the intent of the State that the final changes in any gaming regulations be implemented over a three year phase-in.

If we fail to expand our sales efforts, we will be unable to increase revenues and will likely continue to incur operating losses.

       In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect marketing efforts. We have not had the funds necessary to do this. Our failure to do so could harm our ability to increase revenues.

As a large portion of our revenues are derived from a relatively small number of customers, a loss of a major customer could cause us to suffer a significant loss of revenues.

       In the past, we have derived a significant portion of our revenues from a relatively small number of customers. We expect this to continue for the foreseeable future. As a result, if we lose a major customer, our quarterly and annual results of operations would be adversely impacted. We cannot be certain that customers that have accounted for significant revenues in the past periods, individually or as a group, will continue as significant customers in the future.

The terms upon which we may obtain additional capital may be dilutive to current shareholders or otherwise require unfavorable concessions

       We may seek additional funding through public or private financings or collaborative or other arrangements with third parties. There can be no assurance that additional funds will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, our existing stockholders, including those who invest in the offering described in this prospectus, may experience substantial dilution. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or reduce our operations.

We face intense competition which could cause our revenue and margins to suffer.

       The market for our products is highly competitive. We expect that competition will continue to intensify. Many of our competitors have stronger operating histories and client relationships, greater financial, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of products than we provide.

The barriers to enter our business are low and new competitors could cause our revenue and margins to decline.

       There are relatively low barriers to entry into our business. We do not own any technologies that preclude or materially inhibit competitors from entering our markets. Therefore, we expect to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

No broker or dealer has committed to create or maintain a market in our stock

       We have no agreement with any broker or dealer to act as a marketmaker for our securities and there is no assurance that we will be successful in obtaining any marketmakers. Thus, no broker or dealer will have an incentive to make a market for our stock. The lack of a marketmaker for our securities could adversely influence the market for and price of our securities, as well as your ability to dispose of, or to obtain accurate information about, and/or quotations as to the price of, our securities.

Over-the-counter stocks are very risky

       The over-the-counter markets for securities such as our common stock historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of the common stock.

       We have not applied to have our shares listed on Nasdaq, and do not plan to do so in the foreseeable future. As a result, trading, if any, in our securities will be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet Nasdaq listing requirements, or in what are commonly referred to as the "pink sheets." As a result, you will find it substantially more difficult to dispose of our securities. You will also find it difficult to obtain accurate information about, and/or quotations as to the price of, our common stock. Finally, depending upon several factors, including the future market price of our common stock, our securities are and may remain subject to the "penny stock" rules. These "penny stock" rules place stringent requirements on brokers and investors who want to buy or sell our shares and generally have a negative and depressive effect on the trading price of public shares subject to the rules.

Our stock price may be volatile and as a result you could lose all or part of your investment.

       The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

*	failure to meet our sales goals or operating budget
*	decline in demand for our common stock
*	revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter
*	downward revisions in securities analysts' estimates or changes in general market conditions
*	technological innovations by competitors or in competing technologies
*	investor perception of our industry or our prospects
*	general economic trends

       In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at or above the offering price.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly.

       Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our common stock would likely decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this prospectus, and also include:

*	the fixed nature of a significant proportion of our operating expenses, particularly personnel and facilities;
*	the effect of seasonal expenditures by our clients;
*	the effect of employee utilization rates and the time required to train and productively engage new employees;
*	the effect of seasonal variations on disposable income; and
*	changes in our pricing policies or those of our competitors.

       Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Future issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock, if a public trading market develops

       We have the authority to issue up to 100,000,000 shares of common stock, 50,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

       The issuance of preferred stock by our Board of Directors could adversely affect the rights of the holders of our common stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

       Future sales of our common stock into the market may also depress the market price of our common stock if one develops in the future. Sales of these shares of our common stock or the market's perception that these sales could occur may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

Delaware law may limit possible takeovers.

       Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

Delaware law and our by-laws protect our directors from certain types of lawsuits.

       Delaware law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers, and we have directors' and officers' liability insurance.

The Spin-Off
Record Date

Global Casinos common shareholders will receive one (1) share of our common stock for every ten (10) Global Casinos common shares owned of record on August 6, 2001. The list of Global Casinos common shareholders eligible to participate in the distribution has already been determined by notice through ADP and the Depository Trust Corporation. Since the record date, the Global Casinos common shares have been trading "ex dividend," meaning that persons who have bought their common shares after the record date are not entitled to participate in the distribution. We do not expect a market for our common shares to develop until after the distribution date.

Prospectus Mailing Date	The date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. We have mailed this prospectus to you on or about this date.
Distribution Date

245,135 of our common shares will be delivered to the distribution agent, Corporate Stock Transfer, Inc., on this date, and the spin-off will be completed. If you hold your Global Casinos common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold Global Casinos shares in a certificated form, a certificate representing your shares of our common stock will be mailed to you; the mailing process is expected to take about thirty (30) days.

Distribution Agent	The distribution agent for the spin-off will be Corporate Stock Transfer, Inc., Denver, Colorado.
Listing and Trading of Our Shares

There is currently no public market for our shares. Our shares will not qualify for trading on any national or regional stock exchange or on the Nasdaq Stock Market. We will attempt to have one or more broker/dealers agree to serve as marketmakers and quote our shares on the over-the-counter market on the OTC Electronic Bulletin Board maintained by the NASD. However, we have no present agreement, arrangement or understanding with any broker/dealer to serve as a marketmaker for our common shares. If a public trading market develops for our common shares, of which there can be no assurance, we cannot ensure that an active trading market will be available to you. Many factors will influence the market price of our shares, including the depth and liquidity of the market which develops, investor perception of our business and growth prospects and general market conditions.

Background and Reasons for the Spin-Off

       Global Casinos was formed and organized in approximately 1993 when, as a previously-existing public company, it changed its business strategy by acquiring gaming interests located in the State of Colorado which had just legalized limited stakes gaming in 1991. Among the properties that Global Casinos acquired at that time was the Bull Durham Saloon and Casinos located in Black Hawk, Colorado. The Bull Durham was owned and operated by Casinos, U.S.A., Inc., which Global Casinos acquired as a wholly-owned subsidiary.

       Between 1993 and 1999, Global Casinos acquired and disposed of numerous additional gaming interests located in Sochi, Russia, the Caribbean islands of Aruba and St. Maarten, Deadwood, South Dakota and Central City, Colorado. In each instance, the casino operations in these locations were unprofitable and the interests were either sold for nominal consideration or discontinued. As a result of this series of unsuccessful investments, Global Casinos generated a significant accumulated deficit which in part was funded through unsecured debt financings represented by outstanding promissory notes which, by the year 2000, were all fully matured, due and payable, but for which Global Casinos lacked the capital to repay.

       By the fall of 2000, the only gaming interest which Global Casinos retained other than the Bull Durham was its bingo and pulltab distribution operations in the State of Alaska, which it operated through a wholly-owned subsidiary, ABSI. ABSI had been acquired by Global Casinos in 1997 in a leveraged acquisition in which a newly-formed subsidiary, Global Alaska Industries, Inc., issued a promissory note to the seller in the approximate amount of $4.5 million. The terms of that debt have been restructured on two different occasions, the most recent being a modification agreed to in June 2001 in which the remaining principal balance due on the promissory note of $2.385 million became amortizable in reduced monthly installments of $43,000 each.

       It was apparent to management at Global Casinos that there existed no synergies or economies realized by having such diverse operating interests as the Bull Durham in Black Hawk, Colorado and Alaska Bingo Supply, Inc. located in Anchorage, Alaska. More significantly, however, Global Casinos recognized the need to restructure its debt and recapitalize its operations in order to continue to be viable as a going concern. As a result, Global Casinos developed two concurrent strategies which, if successful, would significantly improve its liquidity and working capital.

       The first strategy involved the restructure of certain debt and other commitments between Global Casinos, its subsidiaries, and its principal creditors, including Astraea Investment Management, L.P., Global Casinos' largest secured creditor. The second concurrent strategy involved developing a plan to spin-off the operations of ABSI, restructure other unsecured Global Casinos debt and provide for various adjustments in prior intercompany transactions described below. When integrated, both strategies were intended to principally benefit and satisfy the requirements first of Global Casinos' secured and unsecured creditors and secondarily the interests of the shareholders in having Global Casinos' diversify its operations and achieve greater financial stability.

       Global Casinos entered into discussions with Astraea Investment Management, L.P., which holds a first mortgage against the Bull Durham and an unsecured $500,000 promissory note of Global Casinos which was and is fully matured. As the holder of the senior mortgage against the Bull Durham, which is owned by Casinos, U.S.A., Inc., Astraea also had an interest in cash flow distributions from the Bull Durham under the provisions of Casinos, U.S.A.'s bankruptcy Plan of Reorganization which was confirmed in 1997. To address certain accounting issues that had arisen which impacted upon Astraea's secured and unsecured positions and in an effort to improve operating conditions at the Bull Durham, Global Casinos agreed in principle with Astraea to implement the following material transactions:
*	Astraea agreed to waive accrued and unpaid interest and fees under the Astraea unsecured note.
*	Astraea agreed that there would be a moratorium on payments on the Astraea unsecured note for 30 months.
*

Global Casinos and Astraea agreed that the Astraea unsecured note would be assigned to and assumed by Casinos, U.S.A. and be secured by one hundred percent (100%) of the outstanding shares of common stock of Casinos, U.S.A. (which owns the Bull Durham) and a security interest in the tangible and intangible assets of Casinos, U.S.A.

*

It was agreed that Global would continue to manage the Bull Durham for a management fee of $10,000 per month. Global Casinos has agreed to provide Astraea with certain financial reporting and inspection rights going forward.

*

Astraea has agreed to restructure its two mortgage notes against the Bull Durham to provide for interest at the rate of seven percent (7%) with a thirty-year amortization and an extended maturity date of seven (7) years. Astraea also agreed to defer installment payments on its two secured promissory notes to the extent of one hundred percent (100%) of each such installments until an aggregate deferral totaling $100,000 is reached, but in no event more than one (1) year. Deferred installment payments will be set aside and used for working capital purposes and capital expenditures at the Bull Durham which are approved by Astraea. Any expenses incurred by Astraea in connection with the restructure of the indebtedness will be added to the principal balances of its secured notes and repaid as part of the balloon payment at the maturity date of such note. Debt to third parties associated with the gaming equipment located at the Bull Durham has been restructured with the agreement of the vendor.

*

junior secured mortgage notes encumbering the Bull Durham will be restructured to bear interest at the rate of four percent (4%) per annum and amortized in a straight line over a term of thirty (30) years, with a seven-year balloon;

*	All debt associated with gaming equipment located at the Bull Durham is required to be restructured to the satisfaction of Astraea.
*

All shares of Casinos, U.S.A. preferred stock properly issued or issuable pursuant to an accounting to be mutually agreed upon by Global Casinos and Astraea in connection with the building expansion program undertaken by the Bull Durham shall be cancelled as part of the restructuring of Global Casinos.

*

Global Casinos granted to Astraea an option exercisable after 30 months to purchase all of the issued and outstanding shares of common stock of Casinos, U.S.A. for a purchase price of $100. Global Casinos may redeem the option by paying to Astraea an amount sufficient to retire in full the $500,000 promissory note held by Astraea and assumed by Casinos, U.S.A. together with interest at the rate of twelve percent (12%) per annum.

*

The Board of Directors of Casinos, U.S.A. will be reconstituted to consist of persons approved by Astraea and the Colorado Division of Gaming, and the voting shares of Casinos, U.S.A. will be subject to a voting agreement to enforce this agreement.

*	Arrangements will be made to restructure a note payable from the Bull Durham to Global Casinos to permit debt service by Global Casinos on a note held by a third party.

       The foregoing measures were designed to:
*	rectify prior accounting practices over which Astraea had expressed some concern;
*	clarify intercompany accounts payable;
*	restructure the Astraea unsecured note and secure the repayment of that note;
*	restructure the secured loans encumbering the Bull Durham to improve cash flow; and
*	provide for the restructure of gaming equipment debt.

       In a parallel but integrated track, Global Casinos also negotiated the terms of the present spin-off which focused more upon the restructuring of Global Casinos' substantial unsecured debt other than debt held by Astraea or impacting the operations of the Bull Durham. The terms of the spin-off have been further designed to benefit Global Casinos by:
*	inducing unsecured noteholders to restructure their debt and convert into our equity;
*	assume Global Casinos' accounts payable and other liabilities to former affiliates of Global Casinos who also agreed to convert their debt into our common shares; and
*

retire the obligations of Global Casinos under a series of preferred stock that had been held by the seller of ABSI, which preferred stock has now been cancelled and replaced by a restructured promissory note of Global Alaska.

       It is hoped that the combination of debt restructure and conversion, which relieves Global Casinos of approximately $1,168,000 in aggregate indebtedness, together with the spin-off of its interest in OnSource, will have the following benefits for both Global Casinos and OnSource:
*

Greater strategic focus and reduced inefficiencies. As a result of each of its two core businesses having its separate management team, Global Casinos expects the businesses will be better able to focus on corporate and strategic opportunities. These opportunities include acquisitions and investments that are critical to the growth and success of each of the business. In addition, Global Casinos expects that the restructuring and spin-off will eliminate the difficulties and inefficiencies inherent in managing two separate businesses.

*

Debt restructure will result in improved working capital and liquidity. As part of the restructuring and spin-off, Global Casinos and OnSource have been able to negotiate the restructuring and conversion to equity of approximately $1,168,000 in aggregate unsecured debt. The holders of this debt required as a condition to such conversion that the restructuring and spin-off be undertaken to diversify the risk and opportunity represented by an equity investment in both companies. The restructure of this debt will substantially improve our ability and the ability of Global Casinos to attract additional investment capital.

*

Equity currency more directly linked to each business. As a result of the restructuring and spin-off, each of Global Casinos' two core businesses will have its own equity currency. Global Casinos expects that this will result in better incentives for an greater accountability of employees by allowing incentive compensation to be more closely linked with market performance of the stock of each of the businesses. In addition, Global Casinos believes that equity currency more closely linked to each business may be more attractive consideration for future acquisitions.

Manner of Effecting the Spin-Off and Related Transactions

       To effect the spin-off and related transactions, the following material actions have occurred or will occur:

*	We were formed and organized by Global Casinos in October 2000 for the purpose of effecting a spin-off.
*	Effective July 1, 2001, Global Casinos transferred to us the following assets:
	-	All issued and outstanding shares of common stock of Global Alaska Industries, Inc. (and its wholly-owned subsidiary Alaska Bingo Supply, Inc.);
	-	All outstanding amounts due from Global Alaska Industries, Inc. and Alaska Bingo Supply, Inc. to Global Casinos; and
*	Effective July 1, 2001, the following Global Casinos liabilities were assumed by us or our subsidiary:
	-	Certain identified liabilities payable by Global Casinos, Global Alaska Industries and Alaska Bingo Supply, Inc. to certain affiliates or former affiliates;
	-	Unsecured notes and accounts payable owed by Global Casinos in the aggregate amount of $86,000 have been converted into shares of Global Casinos, Inc. common stock; and
-

Series C unsecured notes in the aggregate principal amount of $640,942 owed by Global Casinos to various unaffiliated noteholders have been assumed by us with the consent of the holders, and the holders have released Global Casinos from further liability under the Series C notes.

*

Effective October 31, 2001, the holders of the Series C notes agreed to convert those notes into an aggregate of 427,294 shares of our common stock. The effective conversion price was $1.50 per share of our common stock.

Mechanics of Completing the Spin-Off

       Within ten (10) days following the date that the SEC declares effective the registration statement that includes this prospectus, we will deliver to the distribution agent, Corporate Stock Transfer, Inc., 245,135 shares of our common stock to be distributed to the Global Casinos shareholders, pro rata.

       If you hold your Global Casinos common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold your Global Casinos common shares in certificated form, a certificate representing shares of our common stock will be mailed to you by the distribution agent. The mailing process is expected to take about thirty (30) days.

       No cash distributions will be paid. Fractional shares of our common stock issuable in accordance with the one-for-ten (1-for-10) distribution ratio in the spin-off will be rounded to the nearest whole.

       No holder of common shares of Global Casinos is required to make any payment or exchange any shares in order to receive our common shares in the spin-off distribution.

Forward-looking Statements

In General

       This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the software development, computer-based project management, consulting and strategic business consulting industries, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:
*	changes in general economic and business conditions affecting charitable bingo and pulltab industries;
*	changes in legislation and regulation effecting gaming in Alaska;
*	our ability to maintain good relationships with key customers and suppliers;
*	changes in our business strategies;
*	the level of demand for our products and services; and

       In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

No "Safe Harbor"

       The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offerings.

Dividend Policy

       We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our board of directors.

Capitalization

       The following table sets forth our capitalization as of March 31, 2002 on an actual and pro forma basis. The pro forma capitalization is adjusted to give effect to the spin-off and the terms of our separation from Global Casinos as if it had occurred on March 31, 2002. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.
	As of March 31, 2002
	Actual	Pro Forma
Current maturities of debt	$ 363,000	$ 363,000
Long-term debt	1,742,000	1,742,000
Total debt	2,105,000	2,105,000
Shareholders' Equity
Preferred Stock, $.01 par value, 50,000,000 shares authorized; no shares outstanding	-0-	-0-
Common Stock, $.001 par value; authorized 100,000,000 shares: 772,429 issued and outstanding actual 772,429 issued and outstanding pro forma	1,000	1,000
Additional paid-in capital	681,000	681,000
Accumulated deficit	(2,631,000)	(2,631,000)
Total shareholders' (deficit)	($ 1,949,000)	($ 1,949,000)
Total shareholders' (deficit) and capitalization	$ 156,000	$ 156,000

Certain Market Information and Market Risks

No Public Trading Market for Our Stock

       There currently exists no public trading market for our common stock. We do not intend to develop a public trading market until the Spin-Off has been completed. There can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to liquidate your shares without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, may have a significant impact on the market price of our common stock. Also, because of the relatively low price of our common stock, many brokerage firms may not effect transactions in the common stock.

Our stock will not be listed on Nasdaq

       It is likely that our common stock will not be listed on a national or regional stock exchange or on Nasdaq and will therefore be subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

       These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Selected Financial Data

       Set forth below is our selected actual and pro forma financial data as of and for our fiscal years ended June 30, 2001 and 2000 and as of and for the nine month periods ended March 31, 2002 and 2001. This financial information is derived from our consolidated financial statements and pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus and is qualified by reference to these consolidated financial statements and pro forma condensed consolidated financial statements and the related notes thereto. The unaudited pro forma condensed consolidated statement of income for the nine months ended March 31, 2002 and the year ended June 30, 2001 have been prepared as if the spin-off and our separation from Global Casinos had occurred as of July 1, 2000. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 has been prepared as if the spin-off and our separation from Global Casinos had occurred as of July 1, 2001.

Balance Sheet Data	June 30		March 31,
	2001	2000	2002
			Actual	Pro Forma
Total assets	$ 648,000	$ 775,000	$ 554,000	$ 554,000
Current assets	553,000	620,000	460,000	460,000
Current liabilities	1,295,000	1,422,000	761,000	761,000
Net working capital (deficit)	(742,000)	(802,000)	(301,000)	(301,000)
Shareholders' equity (deficit)	(2,722,000)	(2,873,000)	(1,949,000)	(1,949,000)

Operating Statement Data	For the Fiscal Years Ended June 30,			For the Nine Months Ended March 31
	2001		2000	2002		2001
	Actual	Pro Forma		Actual	Pro Forma	Actual
Revenues	$ 2,702,000	$ 2,702,000	$3,610,000	$1,741,000	$1,741,000	$2,084,000
Operating income	382,000	382,000	648,000	302,000	302,000	393,000
Net income	151,000	94,000	383,000	93,000	93,000	223,000
Weighted average number of common shares	10,000	772,429	10,000	422,338	772,429	10,000
Basic and diluted income per common share	$ 15.10	$ 0.12	$ 38.30	$ .22	$ 0.12	$ 22.30

Management's Discussion and Analysis of Financial Condition
and Results of Operations

Overview

       Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts are forward-looking statements such as statements relating to future operating results, existing and expected competition, financing and refinancing sources and availability and plans for future development or expansion activities and capital expenditures. Such forward-looking statements involve a number of risks and uncertainties that may significantly affect the Company's liquidity and results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements. Such risks and uncertainties include, but are not limited to, those related to effects of competition, leverage and debt service financing and refinancing efforts, general economic conditions, changes in gaming laws or regulations. The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.

Results of Operations - Year Ended June 30, 2001 Compared to the Year Ended June 30, 2000

       Revenues. We derive our revenue from the sale of products and services to charitable gaming operators in the State of Alaska. Product sales include bingo supplies, pull-tabs and equipment. Our operations are strictly regulated by the State of Alaska. For the most part, we may only sell to customers who have been licensed by the State of Alaska to operate bingo or pull-tab facilities. We also provide facility management services to licensed operators, including the provision of bingo facilities and equipment on a turnkey basis. Revenues for fiscal year 2001 were $2,702,000 compared to revenues of $3,610,000 for fiscal year 2000. Product sales decreased from $2,886,000 to $2,134,000, a decrease of 26%. Charitable gaming activities have declined in Alaska due to deteriorating economic conditions. We also face increased competition from a new competitor that recently expanded in the Anchorage marketplace. Revenue from facility management operations declined from $724,000 to $568,000, a decrease of 21%. This decrease was due to the termination of our contract arrangement at the "Lucky Strike Bingo Parlor."

       Cost of Revenues. The cost of revenues decreased by $534,000 from $2,044,000 to $1,510,000, a decrease of 26%. Product costs declined by $376,000 (23%) to $1,233,000 for the year ended June 30, 2001. Product costs did not decline as quickly as product revenues because of increasing competitive pressure on margins. Facility management costs decreased by $158,000 (36%) to $277,000 for the year ended June 30, 2001. This decrease is consistent with the decrease in revenue associated with the decrease in revenues associated with termination of our contract arrangement at the "Lucky Strike Bingo Parlor."

       Operating Expenses.  Operating expenses declined from $918,000 in 2000 to $810,000 in 2001, a decline of $108,000, or 12%. In connection with our declining sales, we were able to reduce our payroll expense and our sales commission expenses.

       Net Income.  We reported net income of $151,000 for fiscal year 2001 compared to net income of $383,000 in fiscal year 2000. The decline of $232,000 resulted primarily from the declining sales volume.

       Cash Flows.  Cash provided by operating activities increased from $377,000 in fiscal year 2000 to $457,000 in fiscal year 2001. We were able to increase cash flow by increasing collection of accounts receivable from customers and by increasing the amount that we owed to our parent company.

Results of Operations - Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

       Our revenues of $1,741,000 for the nine months ended March 31, 2002 represent a decline of $343,000 (17%) compared to revenues of $2,084,000 for the nine months ended March 31, 2001. The decrease in revenue primarily represents a loss of market share due to increased competition.

       Gross profit of $807,000 for the nine months ended March 31, 2002 represented a decline of $177,000 (18%) compared to gross profit of $984,000 for the nine months ended March 31, 2001. The decreased gross profit was a result of the lower sales level. The gross profit margin on product was 45% for both periods. The overall gross profit margin for product sales and facilities management increased to 48% for the nine months ended March 31, 2002 from 47% for the nine months ended March 31, 2001. The overall increase is a result of a shift in our revenue stream towards facilities management income.

       Operating expenses, primarily consisting of selling general and administrative expenses, were $505,000 for the nine months ended March 31, 2002. For the nine months ended March 31, 2001, these expenses were $479,000. The increase of $26,000 is primarily the result of organization costs required to establish OnSource as a new entity. Operating expenses at ABSI were $449,000 for the nine months ended March 31, 2002 compared to $479,000 for the nine month period ended March 31, 2001. We have been able to reduce some operating expenses in response to declining sales volumes.

       Interest expense was $152,000 of the nine months ended March 31, 2002 compared to interest expense of $170,000 for the nine months ended March 31, 2001. The decline of $18,000 reflects the normal decline in interest expense as the monthly installments reduce the principal balance.

Liquidity and Capital Resources

       Historically, cash generated from operations has not been sufficient to satisfy working capital requirements and debt repayment obligations.

       Effective June 30, 2001, Global Alaska restructured its agreement with the previous owner of Alaska Bingo Supply. All of the Global Casinos, Inc. Class B Preferred Stock owned by the previous owner and two notes payable to the previous owner were converted into a single promissory note with a principal amount of $2,385,000. The note requires monthly payments of $43,000, including interest at 9%. The dividends and redemption provisions of the Preferred Stock had required monthly payments of approximately $65,000.

       Current assets decreased from $619,000 as of June 30, 2000 to $553,000 at June 30, 2001 a decrease of 11% primarily due to lower trade receivables, a reflection of the lower volume of product sales. Current liabilities decreased from $1,421,000 on June 30, 2000 to $1,295,000 on June 30, 2001 as a result of the current maturities of long-term debt.

Outlook

       The Company has reduced operating costs in an effort to match the decrease in product sales. We are actively pursuing additional products that we can distribute to our current customer base. Also, we have five ATM machines placed in customer facilities and believe there is an opportunity to find locations to place additional ATM machines. Should economic conditions continue to deteriorate in Alaska and increased competition erode the Company's market share, the Company could be forced to take further cost reduction action to maintain adequate cash flow to continue operations. Management believes that it has the ability to react to further deterioration in sales, but there is no assurance that our efforts will result in increased liquidity or future profitability.

Business

Overview

       OnSource Corporation was formed and organized on October 4, 2000 as a Delaware corporation. Initially, we were a wholly-owned subsidiary of our parent corporation, Global Casinos, Inc. Effective July 1, 2001, Global Casinos transferred to us certain assets and liabilities in exchange for shares of our common stock. The assets consisted primarily of Global Casinos' interest in one of its wholly-owned subsidiaries: Global Alaska Industries, Inc. which owns a wholly-owned subsidiary, Alaska Bingo Supply, Inc. With those assets, we assumed and agreed to pay certain liabilities and obligations of Global Casinos. Since the restructuring, our principal activity has been the operations of ABSI. We have prepared this registration statement and prospectus so that the shares of our common stock which are owned by Global Casinos can be distributed to Global Casinos shareholders as a dividend. Following completion of the spin-off distribution, we will be a reporting company and will try to develop a public trading market for our common stock.

       All of our operations are conducted through Alaska Bingo Supply, Inc. We are licensed as a supplier of charitable gaming supplies and equipment in the state of Alaska. Alaska Bingo Supply, Inc. has operated as a licensed supplier since 1979. ABSI has been a wholly-owned subsidiary of Global Casinos, Inc. since August 1, 1997.

Gaming in Alaska

       Charitable bingo and pull-tabs are currently the sole form of legalized gaming in Alaska. The use of the term charitable gaming is somewhat misleading as Alaska's gaming programs allow many different types of organizations to participate, including municipalities, civic leagues, fraternal orders, veteran groups, labor organizations, trade groups, and political parties. All of those organizations qualify even though they are not considered charities by the Internal Revenue Services. Alaska statutes only require that a qualified organization operate without profit to its member and that it exist continually for a period of three years immediately before applying for a license.

       There are a number of different types of gaming businesses and non-profit organizations that conduct gaming activities in Alaska. The following terms are used extensively in the various statues and regulations:
*

A multiple-beneficiary permit (MBP) allows two to six municipalities or qualified organizations or a combination of two to six municipalities or qualified organizations to jointly conduct gaming activities.

*	An operator is a natural person who, or a municipality or qualified organization that has obtained a license to conduct gaming activities on behalf of a permittee.
*	A permittee is a municipality or a qualified organization that holds a valid permit to conduct gaming activities.
*	A vendor is a business that holds a qualifying beverage dispensary or package store license that sells pull-tabs on behalf of a permittee.

       Substantially all of our customers can be classified into one of these categories.

       Under Alaska regulations, bingo is defined as a game of chance of, and restricted to, the selling of rights to a participate, and the awarding of prizes, in the specific kind of game of chance sometime known as bingo or lotto, played with cards bearing numbers or other designations, five or more in one line, the holder covering numbers when objects similarly numbered are drawn from a receptacle, and the game being won by the person who first covers a previously designated arrangement of numbers on the card. The state of Alaska limits the amount of any single prize in the game of bingo to $1,000 and limits the total payout for any one session of bingo to $4,000. A bingo session is run for a specific charity and does not exceed four hours in any one-day.

       A "pull-tab", also known as Cherry Bells, Pickles, Pop-Opens, and card board slot machines, is defined as a game of chance where a card, the face of which is covered to conceal numbers, symbols, or set of symbols, is purchased by the participants and where a prize is awarded for a card containing certain numbers or symbols designated in advance at random.

       Pull-tabs are sold in a Bingo hall, a bar, or a rippie store (a store or designated area designed specifically for the sale of pull-tabs). They are displayed in a glass or plastic display that prevents the customer from touching the pull-tabs. The customer purchases the tabs from a pull-tab clerk who hands the pull-tabs to the customer. After the customer plays the tabs by uncovering the symbols or numbers, winning tabs are returned to the clerk for redemption.

       The pull-tab games are designed to ensure profitability to the permittee. The only risk on the game is human error or theft. Because of the large amount of human intervention and the inherent short-term nature of the employee, these are both large factors and a severe risk. The pull tab manufacturers attempt to limit human error by printing a "Win Code" on the winning tabs. The win code is a simple way to tell the clerk how much money is due to the customer.

       If an operator limits or eliminates the risks, the rewards are guaranteed. The pull-tabs are designed to yield a certain gross profit, and if they are sold, the operator will profit from the sale.

       In the state of Alaska, a municipality or any other organization that is qualified to benefit from the proceeds of charitable gaming activities (bingo or pull-tabs) is called a "permittee." A permittee may operate a gaming establishment or join with up to five other permittees and obtain a Multiple Beneficiary Permit (MBP). The MBP selects a Member in Charge (Manager) to oversee the activities and management of a bingo parlor.

       The individual permittee has an alternate method of deriving benefit from charitable gaming through an "Operator." An operator is a natural person licensed by the State of Alaska to conduct gaming activities on behalf of permittees. The operator will own or lease a bingo parlor and operates it on behalf of two to six permittees. Although each permittee must verify the required state reports, they have no direct oversight or management responsibilities.

       Pull-tabs may also be sold by a qualifying beverage dispensary, bar, tavern, or package liquor store. The organization holds a "Vendor" license under the charitable gaming laws of Alaska. We cannot sell pull-tabs directly to a vendor, but must go through the permittee who is to receive 70% of the ideal net income value of the game upon delivery of the pull-tabs. A permittee may have up to six qualified vendors selling pull-tabs for the benefit of that permittee.

       The state of Alaska also allows stores to specialize only in the sale of pull-tabs. No alcoholic beverages are served in these stores and they also hold vendor licenses. The special stores are commonly known as rippie stores. Pull-tabs are sold in denominations ranging from $0.50 each, up to $2.00 per tab.

       Essentially the gaming laws of Alaska require that 10% of the gross income from bingo operations and 30% of the adjusted gross income from pull-tab sales must go to the "charitable" permittee.

       History. On August 1, 1997, our parent company, Global Casinos, Inc., through its wholly owned subsidiary, Global Alaska Industries, acquired all the outstanding shares of stock of Alaska Bingo Supply, Inc.. The purchase price of $4,400,000 consisted of $400,000 cash and a $4,000,000 promissory note payable to the seller, collateralized by all of the shares of ABSI common stock and bearing interest at 8%.

       Effective June 30, 2001, the balance due to the seller of ABSI was restructured into a Global Alaska promissory note in the approximate amount of $2.4 million payable to the previous owner of ABSI. The note bears interest at 9%, is payable in monthly installments of $43,000, and is non-recourse, collateralized only by the common stock of ABS. It matures in 2007.

Our Sources of Income

       Alaska Bingo Supply, Inc. has four categories of income:

*	the sale of material and equipment to fully operate a bingo hall.
*	the sale of pull-tabs to any qualified permittee that would include bingo halls, bars, and specialized rippie stores.
*	the providing of property and equipment to Bingo Halls on a facilities management basis.
*	income from five ATM machines located on the premises of bingo halls.

It is our intent to focus on these four areas and attempt to increase our market share in each of the aforementioned income sources. We will also seek out other products that could be distributed in the geographic area served by ABSI. At this time we do not have any specific products identified that fit this objective.

       Bingo Products. We supply the bingo halls with bingo paper, daubers to mark the paper, miscellaneous novelty items, and a range of equipment to operate a bingo hall.

       Bingo paper is the largest dollar volume product category constituting 20% of the products we distribute. The paper is separated into a color sequence and the number of cards (faces) on a sheet. A sheet with six faces would be called a "six on", a sheet with nine faces on a sheet would be a "nine on" and so on. The paper is then further divided by the color and direction of the faces on a sheet. If the faces run vertically on a sheet the game is called vertical and conversely if the faces run horizontally on a sheet it is called horizontal. This is simply a house preference. Finally, the sheets are separated by color. Each time a game changes at a bingo parlor, the color of the sheet that is used is changed. Each hall has a different order of the games that are being played and thus a different color sequence that they are following.

       We supply the halls with booklets that contain one sheet for every game being played. If the hall were running ten separate games in a session then the booklet would have ten separate colors on ten separate pages.

       The number of faces on a sheet is simply determined by supply and demand. If the majority of the customers are requesting to play six different faces each game then the bingo hall would order paper with six different faces on a sheet.

       Combining the number of faces with the number of color available results in a multitude of products. We carry over 240 different combinations of colors and number of faces.

       We do make special booklets for twenty different bingo halls in the state. We have booklets made up for the hall and we stock them in preparation for the order. We do this on a limited basis with the hall agreeing to take all that we have run. Of the paper that we stock five products represent over 40% of the total dollar value of sales per year.

       Pull-tabs and Coin-Boards. The category of pull-tabs and coin-boards constitute 65% of the total product sales of ABSI. We carry approximately 400 different kinds of pull-tabs, 90 units account for 80% of our company's sales in the pull-tab and coin-board category. Most of the products are non-proprietary and are carried by our competitors. We as well as our competitors each has a small number of pull-tabs that is exclusively designed pull-tabs that generally have been designed especially for a specific dealer. We have fifteen exclusive pull-tab designs that we carry in inventory. Although there are some sales advantages to exclusive products, the requirement to order a large special printing forces the distributor to carry more inventory of that product than the sales volume in Alaska can sustain. The constantly changing popularity of individual pull-tabs represents a risk of obsolescence.

       Facilities Management. In the past, we have derived a portion of our revenues from providing facilities and equipment to bingo halls operated by third parties. Under prevailing market conditions, we have been able to provide these facilities for more than our cost under the primary lease. This in part is due to our providing equipment and some services to the bingo operator as well as the facility. The Alaska Department of Revenue has proposed new regulations, which, if adopted, would preclude bingo distributors such as us from providing facilities management services. If these regulations are adopted, which we believe is likely, we would be required to discontinue our facilities management services. These services currently provide a positive cash flow or approximately $20,000 per month.

       Markets and Marketing. Total supplies purchased by charitable gaming permittees in Alaska was $9,000,000 for the year ended June 30, 2000, which is the most recently published report from the State of Alaska. ABSI sold $2,610,000 of bingo and pull-tab supplies during the year 2000, representing a 29% share of the bingo supplies market in Alaska for that period. Based on our experience and informal investigations, we believe that the overall market in the state of Alaska has decreased by 5% to 10% since the last published report and that ABSI lost market share approximately from 29% to 20%. The market decline appears to have been due to declining economic conditions in the state. Our loss of market share is a result of ABSI's former general manager leaving to take the same job with a competitor and closing of a major bingo hall that annually purchased $250,000 from us. In addition, a major competitor headquartered in Juneau opened a warehouse in Anchorage and has aggressively taken some market share from ABSI and other competitors. About 60% of our sales take place within a 100-mile radius of Anchorage, the most populous area in the state of Alaska.

       Our marketing activities include sending out flyers to the permittees, operators, multi-beneficiary permittees, and vendors to advertise product and availability. In addition, our two full-time salaried sales persons rely on frequent customer phone calls and where economical and practical, visiting the customer facilities as frequently as possible.

       We sell by product price and product availability. Our customer service policies focus on price and delivery and controlling our inventory to the extent of having the product available when the customer needs it. From experience we know that a customer will buy from a competitor if we can't deliver a particular product in a timely fashion.

       Competition. In the state of Alaska there are a total of 13 distributors. There are four major distributors including ABSI operating in the state which represent 90% of all sales of bingo supplies and pull-tabs. All four of the major distributors have warehouses and sales forces in Anchorage.

       Our major competitors operating in Alaska are:

       Denali Gaming. Thus company is owned by a native organization in Alaska and is primarily serving the native owned bingo parlors and vendor locations (bars and rippie stores). The organization hired our former general manager and captured much of the native business that was formerly served by ABSI. At this time Denali has not attempted to make significant inroads into non-native owned establishments.

       The Whaler. The Whaler is an old, well-established distributor out of Anchorage that has served the same market as ABSI. Like ABSI, the Whaler has lost some market share to the fact that Denali gaming has captured most of the native owned business's bingo products and pull-tab sales. We believe that the Whaler's capital structure allows it to operate on lower margins if necessary in the current competitive environment.

       Alaska Indoor Sports. Alaska Indoor Sports was a strong force in the Juneau area and in 1998 began to get more aggressive in the Anchorage area. The company seems well financed and has made inroads in the Anchorage area through price-cutting.

       Although no statistics are available on competitors' sales, we estimate market shares as follows:
	2000	2001
ABSI	29%	20%
The Whaler	17%	15%
Denali Gaming	16%	21%
Alaska Indoor Sports	24%	32%
All other	14%	12%
	100%	100%

       Suppliers. There are a limited number of suppliers of bingo and pull-tabs products in the industry partially due to the fact that they are required to be approved by the states in which their products are sold. Although limited, there are two or more sources for the products sold in Alaska. All our major products have multiple sources but each has some different features that individual customers may prefer, thus requiring ABSI to purchase from all sources to satisfy those particular customers. ABSI has good terms with all of the suppliers although is on COD with one small supplier. Our largest supplier of bingo products is The Bingo Paper Company. Our largest supplier of pull-tab products is Bingo King. The loss of a major supplier could cause delays and possible loss of sales that would have a material adverse impact on our operating results.

       Customers. The state of Alaska has issued a total of 1,176 permits to persons and entities involved in the gaming business. Included in the total are 25 operator licenses, 260 vendor licenses, and 12 multi-beneficiary permittees. Therefore, our total potential customers base is 297 customers. Of this group, we sell to about one-half of the licensees. Two customers, the Northern Lights Bingo Hall and The Tudor Road Bingo Hall currently represent 32% of our sales. The loss of either one of these customers would constitute a material adverse event for our business.

       Regulation. ABSI's operations are regulated by the Alaska Department of Revenue's gaming unit. Regulations, which can change annually, provide guidance on license requirements for distributors like ABSI, as well as operational requirements for the charitable organizations. To obtain a distributor license the company must pay an annual fee of $1,000 to the state and adhere to a series of regulatory requirements including:
*	Only distribute products from state approved manufacturers
*	Must distribute from an in state location
*	File timely monthly sales reports to the state
*	Pay the 3% tax monthly

       A distributor must follow all the gaming regulations in the state of Alaska. In addition certain prohibitions exist for a distributor, such as:
*	A distributor may not have an employee, or contract with, a person that is also an employee of a customer that holds an MBP, vendor license, or operators license.
*	A distributor may not accept or offer anything of value that is not a part of an arms length transaction with any one that is licensed by the gaming commission in the state of Alaska.
*	A distributor may not sell gaming supplies to a permittee who is a direct relative at a price that is higher than the sales price offered to all other customers.

       We pay a monthly 3% tax on profits from pull-tab sales. Profit is defined as the percentage of profit made by vendors on each pull-tab. We are reimbursed by the vendors for the tax upon delivery of the product to the vendor.

       Seasonality. ABSI's operations are strongly influenced by the amount of daylight and snow received. Due to its location, Alaska endures extreme fluctuations in the amount of sunshine it receives, ranging from virtual total daylight in the summer months to no light in the winter months. In addition, the state receives significant snowfall in the winter that does not melt due to the lack of sunshine. Consequently, our operations are the strongest from September through April when people do not tend to be outdoors.

       Product Development. ABSI does not actively attempt to develop new products for the gaming industry, but rather relies upon the product manufacturers to present new products for our distribution systems. We do recognize that having private exclusive brands of pull-tabs can provide a competitive advantage. We believe that the requirements and expense to purchase and maintain inventories of large quantities of an exclusive product override the competitive advantage.

Employees

       Our only executive officer is Frank L. Jennings, Chief Executive/Financial Officer.

       Alaska Bingo Supply operates under the supervision of its President, Jerry Lewis. ABSI currently has five full-time employees. We have no written agreements with any of our employees, including Mr. Lewis. We do not carry key man life insurance on any of our employees.

       We are not part of any collective bargaining agreement. There have been no work stoppages and we believe our employee relations are good.

Intellectual Property

       We do not claim any intellectual property protection to any of our assets and do not believe that intellectual property protection is material to our operations.

Consultants

       Since July 1, 2001, Gunpark Management, LLC has been providing us with certain management, clerical and administrative services. Gunpark Management, LLC is a company controlled by Mr. Jennings. Gunpark Management, LLC provides similar services for our parent company, Global Casinos, as well as other unaffiliated companies. Gunpark Management, LLC charges us our pro-rata share of the expenses associated with those services which it provides to us and other companies.

Corporate Offices: Boulder, Colorado

       We currently share office space with our parent company, Global Casinos at facilities provided by Gunpark Management, LLC. We are charged our pro-rata share of office operating expenses, including rent, utilities, communications, and office staff, which approximates $2,000 per month.

Operating Subsidiaries

       ABSI has its offices and warehouse at 3707 Woodland Drive, #3, Anchorage, AK. ABSI rents 8,000 square feet of space under a lease requiring monthly payments of $5,000. The lease expires in 2004.

       We believe that each of our facilities is adequate for its intended purpose and does not plan any significant investment in additional facilities during the next year.

Legal Proceedings

       OnSource is not currently involved in any material legal proceedings.

Management

Directors, executive officers and key employees

       The name, position with OnSource and Global Alaska Industries, age of each Director, executive officer and key employee of those companies is as follows:
Name	Age	Position
Frank L. Jennings	51	Director, President, Chief Executive Officer,
Clifford L. Neuman	54	Director, Secretary

       We conduct business through our wholly owned subsidiary, ABSI. The name, position, and age of each Director and executive officer of the subsidiary are as follows:
Name	Age	Position
Frank L. Jennings	51	Director
Clifford L. Neuman	54	Director
Jerry Lewis	37	President

       The following sets forth biographical information with respect to our Directors and executive officers for the prior five years:

       Frank L. Jennings has been a Director, President and Chief Executive Officer of OnSource since its inception in October 2000. In addition, he has been a Director and Chief Financial Officer of our parent corporation, Global Casinos, since 2001. He was employed as Chief Financial Officer of American Educational Products, Inc., from 1993 until 2001. He holds a degree in Finance from Indiana University.

       Clifford L. Neuman has been Director and Secretary of the Company since its inception in October 2000. He has served on the Boards of Directors of several public companies: American Educational Products, Inc. from 1991 to 2000; iRV, Inc. from 1999 to 2001; and Global Casinos, Inc. from 1996 to present. Mr. Neuman is a principal in the law firm of Neuman & Drennen, LLC of Boulder, Colorado and serves as legal counsel to the Company and its parent, Global Casinos. Mr. Neuman has been licensed as an attorney in the State of Colorado since 1973. He holds a Bachelor of Arts degree from Trinity College, Hartford, Connecticut (1970) and a Juris Doctorate degree from the University of Pennsylvania (1973).

       Jerry Lewis has been the President of ABSI since March 1, 2002. From October 1999 to February 2002 he was the General Manager of the Bull Durham Saloon and Casino in Black Hawk, Colorado. From 1992 to 1999 he was the General Manager of the Rich Man Casino in Black Hawk, Colorado. From 1990 until 1992 he was the manager of management information systems at the Riverside Resort Hotel and Casino in Laughlin, Nevada. He holds a degree in Management Information Systems from the University of Wyoming (1990) with a minor in Computer Science.

       Each director is elected to serve for a term of one year until a successor is duly elected and qualified.

       Our executive officers are elected annually at the first meeting of our Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by our By-Laws.

       Currently, we do not have standing Audit, Compensation or Nominating Committees of the Board of Directors. During fiscal 2003 we do plan to form an Audit Committee. No member of the Audit Committee will receive any additional compensation for his service as a member of that Committee and members of this committee will be primarily comprised of non-officer directors. The Audit Committee will be responsible for providing assurance that financial disclosures made by management reasonably portray our financial condition, results of operations, plan and long-term commitments. To accomplish this, the Audit Committee will:
*	oversee the external audit coverage, including the annual nomination of the independent public accountants,
*	review accounting policies and policy decisions,
*	review the financial statements, including interim financial statements and annual financial statements, together with auditor's opinions,
*	inquire about the existence and substance of any significant accounting accruals, reserves or estimates made by management,
*	review with management the Management's Discussion and Analysis section of the Annual Report,
*	review the letter of management representations given to the independent public accountants,
*	meet privately with the independent public accountants to discuss all pertinent matters, and
*	report regularly to the Board of Directors regarding its activities.

       We also plan to form a Compensation Committee during fiscal 2003. No member of the Compensation Committee will receive any additional compensation for his service as a member of that Committee. The Compensation Committee will be responsible for:
*	reviewing pertinent data and making recommendations with respect to compensation standards for our executive officers, including the President and Chief Executive Officer,
*	establishing guidelines and making recommendations for the implementation of management incentive compensation plans,
*	reviewing the performance of the President and CEO,
*	establishing guidelines and standards for the grant of incentive stock options to key employees under our Equity Incentive Plan, and
*	reporting regularly to our Board of Directors with respect to its recommendations.

       There are no family relationships among Directors, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. The present term of office of each Director will expire at the next annual meeting of stockholders.

Director compensation

       We have not paid any cash compensation to our directors for their service on our Board of Directors; nor have we made any commitments with respect to the payment of future cash compensation for such services. In consideration of his services as an outside director, we granted to Mr. Neuman nonqualified stock options exercisable to purchase 25,000 shares of our common stock at an exercise price of $.50 per share.

       Directors who are also our executive officers receive no additional compensation for their services as Directors.

Executive compensation

       The following table and discussion set forth information with respect to all compensation earned by or paid to our Chief Executive Officer, CEO, and our most highly compensated executive officers other than the CEO, for all services rendered in all capacities to us and our subsidiaries for each of our last two fiscal years ended June 30, 2001 and 2000. However, no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

Table 1
Summary Compensation Table
					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Options/ SARs	LTIP Payouts ($)	All Other Compen- sation ($)
Frank L. Jennings, President	2001	-0-(1)	-0-	-0-	-0-	-0-	-0-	-0-

__________________________________________
(1)	Mr. Jennings is paid for his services through Gunpark Management, LLC, which is included in the fees which we pay to Gunpark Management, LLC for managerial and other services.

Employment agreements

       We have no written employment agreements with any of our executive officers or key employees. We have not obtained any key man life insurance on any of our executive officers.

Equity Incentive Plan

       On March 31, 2002 we adopted an Equity Incentive Plan. Pursuant to the Plan, stock options granted to eligible participants may take the form of incentive stock options or ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or options which do not qualify as ISOs, known as non-qualified stock options or NQSOs. As required by Section 422 of the Code, the aggregate fair market value of our common stock with respect to our ISOs granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. The exercise price of an NQSO may be set by the Plan administrator. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either our Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or our Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 200,000 shares of our common stock is reserved for issuance under the Plan.

       At March 31, 2002, we had granted a total of 126,000 incentive and nonqualified stock options under the Plan exercisable at a weighted average price of $.50 per share. All options have been issued with exercise prices at or above market value on the date of issuance.

       The following tables set forth certain information concerning the granting and exercise of incentive stock options during the last completed fiscal year by each of the named executive officers.

Table 2
Option/SAR Grants for Last
Fiscal Year - Individual Grants
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price ($/sh)	Expiration Date
Frank L. Jennings	25,000	20%	$.50	2007

Table 3
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexer- cised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable
Frank L. Jennings	-0-	-0-	25,000	-0-

________________________

       Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of our common stock on the date the options are exercised.

       The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options. The fair market value of the securities underlying the options are based upon the determination of the Board of Directors in light of the arms-length transactions in the same securities.

Indemnification and Limitation on Liability of Directors

       Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by Delaware law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

       Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:
*	any breach of the duty of loyalty to us or our stockholders,
*	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
*	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions,
*	violations of certain laws, or
*	any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

Certain Transactions

Private Offering

       To provide working capital to OnSource to cover expenses associated with the spin-off, OnSource undertook a private offering of its common stock in which it sold the following number of shares to the following persons, at a price of $.50 per share:
Name	Number of Shares
Clifford C. Thygesen(1)	20,000
Frank L. Jennings(2)	20,000
Ratna Enterprises, LLC(3)	20,000
Stephen G. Calandrella(4)	10,000
Paul Jennings(5)	20,000

_________________________
(1)	Mr. Thygesen formerly served as a Director of Global Casinos.
(2)	Mr. Jennings serves as President and a Director of OnSource and Global Casinos.
(3)

As a manager of Ratna Enterprises, LLC, Clifford L. Neuman would be deemed the beneficial owner of the shares held of record by Ratna Enterprises. Mr. Neuman serves as a Director and legal counsel to OnSource and serves as a Director and legal counsel to Global Casinos.

(4)	Mr. Calandrella formerly served as President and a Director of Global Casinos.
(5)	Paul Jennings is the brother of Frank L. Jennings, our President and Director.

Conflicts of Interest

       Our creation was, and our continuing business operations will be, subject to possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. These conflicts and their possible adverse effects upon us include the following:

*

Messrs. Jennings and Neuman serve as our sole directors and executive officers and also serve as the sole directors and executive officers of Global Casinos. Because of the interlocking relationship, it is possible that those individuals may be less aggressive in enforcing the rights and interests of each company in its dealings with the other. While we are not aware of any instance in which this has occurred, it is possible that future business dealings between the two companies, particularly with respect to the post-spin-off intercompany guarantees of various indebtednesses described in this Prospectus could be managed on terms less favorable to us than if there were no historical and continuing management relationships between Global Casinos and us.

*

Mr. Neuman serves as legal counsel to both us and Global Casinos. Mr. Neuman is performing all of the legal services required of both companies in connection with the spin-off. While Global Casinos is directly benefiting from the restructuring and spin-off described in this prospectus, we have agreed to pay all of Mr. Neuman's fees and out-of-pocket disbursements incurred in connection with completing the spin-off and related transactions.

*

Mr. Jennings is our Chief Executive Officer and Chief Financial Officer and is also the Chief Executive Officer and Chief Financial Officer of Global Casinos. At present, we expect that he will devote a substantial majority of his business time to the affairs of Global Casinos with the remainder of his business time to our business affairs. The current compensation which we pay to Mr. Jennings reflects our expectation of his division of business time. It is possible that hereafter Mr. Jennings may devote a larger percentage of his time to our business affairs and we may be required to increase his compensation. Also because of his dual employment arrangement we may have to compete with Global Casinos for his time and attention.

Principal Stockholders

       To our knowledge, the following table sets forth, as of the date of this prospectus, information regarding the ownership of our common stock by:

*	persons who own more than 5% of our common stock;
*	each of our directors and each of our executive officers; and
*	all directors and executive officers as a group.

Each person has sole voting and investment power with respect to the shares shown, except as noted.
	Amount and Nature of Beneficial Ownership
Name and Address	Before Spin-off		After Spin-off
of Beneficial Owner	Number	Percent	Number	Percent
Frank L. Jennings 5455 Spine Road, Suite Mezz. E Boulder, CO 80301	45,000	5.6%	45,000	5.6%
Clifford L. Neuman 1507 Pine Street Boulder, CO 80302	45,000	5.6%	78,000	9.8%
All Officers and Directors as a Group (2 persons)	90,000	11.2%	123,000	15.4%

_______________________

       Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options if those options are exercisable within 60 days of the date of this prospectus. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

       Unless otherwise noted, the address of each person is 5455 Spine Road, Suite Mezzanine E, Boulder, Colorado 80301.

       Messrs. Jennings and Neuman have each been granted options to purchase 25,000 shares of common stock at a price of $.50 per share.

Plan of Distribution
Distributing Company:	Global Casinos, Inc.
Shares To Be Distributed:	245,135 shares of our common stock, $.001 par value. The shares to be distributed in the spin-off will represent 31.7% of our total common shares outstanding.
Distribution Ratio:

One (1) of our common shares for every ten (10) common shares of Global Casinos owned of record on August 6, 2001. No cash distributions will be paid and fractional shares will be rounded to the nearest whole.

No Payment Required:	No holder of Global Casinos common shares will be required to make any payment, exchange any shares or to take any other action in order to receive our common shares.
Record Date:	The record date for Global Casinos' distribution of our shares is August 6, 2001.
Distribution Date:	The distribution date for the spin-off will be within ten (10) days following the date of this Prospectus.
Distribution Agent; Transfer Agent:	Corporate Stock Transfer, Inc., Denver, Colorado will be the distribution agent and transfer agent for our shares.
Public Trading Market:

There is currently no public market for our shares. Our shares will not be eligible to be traded on any national or regional stock exchange or on the Nasdaq Stock Market. We will attempt to have one or more market makers trade our shares on the Over-the-Counter Market which will be quoted on the OTC Electronic Bulletin Board, although we have no agreements, arrangements or understandings with any market maker at the present time.

Federal Income Tax Considerations

General

       The following discusses U.S. federal income tax consequences of the spin-off transactions to Global Casinos stockholders who hold Global Casinos common stock as a capital asset. The discussion which follows is based on the Internal Revenue Code, Treasury Regulations issued under the Internal Revenue Code, and judicial and administrative interpretations of the Code, all as in effect as of the date of this Prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary is not intended as a complete description of all tax consequences of the spin-off, and in particular may not address U.S. federal income tax considerations applicable to Global Casinos stockholders who are subject to special treatment under U.S. federal income tax law. Stockholders subject to special treatment include, for example:
*

foreign persons (for income tax purposes, a non-U.S. person is a person who is not a citizen or a resident of the United States, or an alien individual who is a lawful permanent resident of the United States, or meets the substantial presence residency test under the federal income tax laws, or a corporation, partnership or other entity that is not organized in or under the laws of the United States or any state thereof or the District of Columbia),

*	financial institutions,
*	dealers in securities,
*	traders in securities who elect to apply a market-to-market method of accounting,
*	insurance companies,
*	tax-exempt entities,
*	holders who acquire their shares pursuant to the exercise of employee stock options or other compensatory rights, and
*	holders who hold Global Casinos common stock as part of a hedge, straddle, conversion or constructive sale.

Further, no information is provided in this Prospectus with respect to the tax consequences of the spin-off under applicable foreign or state or local laws.

GLOBAL CASINOS STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, AS APPLICABLE, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

       We have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under U.S. tax laws. This is because under Section 355 of the Internal Revenue Code, one of the requirements under the U.S. tax laws for the transaction to constitute a tax-free spin-off is that Global Casinos would need to own at least eighty percent (80%) of the voting power of our outstanding capital stock and at least eighty percent (80%) of the number of shares of each class of our outstanding voting capital stock. As this is not the case, we believe that the distribution will not qualify as a tax-free distribution.

       Based upon the assumption that the spin-off fails to qualify as a tax-free distribution under Section 355 of the Code, then each Global Casinos stockholder receiving our shares of common stock in the spin-off generally would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of our common stock when received. This would result in:
*	a dividend to the extent paid out of Global Casinos' current and accumulated earnings and profits at the end of the year in which the spin-off occurs; then
*

a reduction in your basis in Global Casinos common stock to the extent that the fair market value of our common stock received in the spin-off exceeds your share of the dividend portion of the distribution referenced above; and then

*	gain from the sale or exchange of Global Casinos common stock to the extent the amount received exceeds the sum of the portion taxed as a dividend and the portion treated as a reduction in basis.
*

each shareholder's basis in our common stock will be equal to the fair market value of such stock at the time of the spin-off. If a public trading market for our common stock develops, we believe that the fair market value of the shares will be equal to the public trading price of the shares on the distribution date. However, if a public trading market for our shares does not exist on the distribution date, other criteria will be used to determine fair market value, including such factors as recent transactions in our shares, our net book value and other recognized criteria of value.

       Following completion of the distribution, information with respect to the allocation of tax basis among Global Casinos and our common stock will be made available to the holders of Global Casinos common stock.

       The distribution of our common shares in the spin-off will be treated by Global Casinos in the same manner as any other distribution of cash or property that Global Casinos may make. Global Casinos will recognize gain from the distribution of our common shares equal to the excess, if any, of the fair market value of our common shares that Global Casinos distributes, over Global Casinos tax basis in those shares.

Back-up Withholding Requirements

       U.S. information reporting requirements and back-up withholding may apply with respect to dividends paid on and the proceeds from the taxable sale, exchange or other disposition of our common stock unless the stockholder:
*	is a corporation or comes within certain other exempt categories and, when required, demonstrates these facts; or
*

provides a correct taxpayer identification number, certifies that there has been no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

       A stockholder who does not supply Global Casinos with his, her or its correct taxpayer identification number may be subject to penalties imposed by the I.R.S. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such exemption. If information reporting requirements apply to the stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the I.R.S. and to the stockholder.

Federal Securities Laws Consequences

       OnSource common stock distributed to Global Casinos stockholders in the spin-off will be freely transferable under the Securities Act, except for securities received by persons who may be deemed to be affiliates of OnSource under Securities Act rules. Persons who may be deemed to be affiliates of OnSource after the spin-off generally include individuals or entities that control, are controlled by or are under common control with OnSource, such as our directors and executive officers. Persons who are affiliates of OnSource generally will be permitted to sell their shares of OnSource common stock received in the spin-off only pursuant to Rule 144 under the Securities Act. However, because the shares received in the spin-off are not restricted securities, the holding period requirement of Rule 144 will not apply. As a result, OnSource common stock received by OnSource affiliates pursuant to the spin-off may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., the amount sold within a three-month period does not exceed the greater of one percent of the outstanding OnSource common stock or the average weekly trading volume for OnSource common stock during the preceding four-week period, and the securities are sold in "broker's transactions" and in compliance with certain notice provisions under Rule 144).

Comparison of Shareholders' Rights

       Global Casinos is incorporated in the State of Utah. Shareholders of Global Casinos, whose rights as shareholders are currently governed by Utah law, including the Utah Revised Business Corporation Act (URBCA) and Global Casinos' Articles of Incorporation and by-laws, will upon effectiveness of the spin-off become shareholders of a Delaware corporation, and their rights will be governed by Delaware law and OnSource's Articles of Incorporation and by-laws. The following is a summary of the material differences in the rights of shareholders under Delaware and Utah law.

Comparison of Rights of Holders of Global Casinos Common Stock
and OnSource Common Stock

       After consummation of the Spin-off, the holders of Global Casinos Common Stock who receive OnSource Common Stock in the Spin-off will become stockholders of OnSource. As stockholders of Global Casinos, their rights are presently governed by the URBCA and by Global Casinos' Articles of Incorporation (the "Global Casinos Charter") and By-laws. As stockholders of OnSource, their rights will be governed by the DGCL and by OnSource's Certificate of Incorporation (the "OnSource Charter") and By-laws. The following discussion summarizes the material differences between the rights of holders of OnSource capital stock and holders of Global Casinos capital stock and differences between the OnSource Charter and OnSource By-laws and the Global Casinos Charter and Global Casinos By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the OnSource Charter and By-laws, the Global Casinos Charter and By-laws and the relevant provisions of the DGCL and the URBCA.

       Special Meeting of Stockholders. The DGCL provides that special meetings of stockholders may be called by the directors or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws. The URBCA provides that special meetings of stockholders of a corporation may be called by the directors or by any other person authorized by the corporation's by-laws or by resolution of the directors. The URBCA also provides that a special meeting shall be called if the corporation receives one or more written demands for a meeting, stating the purpose or purposes for which the meeting is to be held, signed and dated by stockholders representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. The By-laws of Global Casinos and our By-laws provide that special meetings may be called at any time by the President or any director of the corporation, or by the holders of at least ten percent of all of the shares entitled to vote at the special meeting.

       Inspection Rights. Under the DGCL, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder list, and other books and records. Under the URBCA, a corporation's stockholders have the right to inspect, during regular business hours, the corporation's articles of incorporation, by-laws, records of all meetings of stockholders, records of actions taken by stockholders without a meeting within the prior three years, all written communications within the prior three years to all stockholders as a group or to holders of any class or series of stock as a group, a list of the names and business addresses of the corporation's current officers and directors, the most recent corporate report delivered to the Utah Secretary of State, and all financial statements prepared for periods ending during the prior three years, upon written demand given at least five business days before the date upon which such stockholder wishes to inspect and copy such records. Pursuant to the URBCA, stockholders also may, upon written demand at least five days prior to such inspection and during regular business hours, inspect excerpts from minutes of any directors' meeting or action of directors taken without a meeting, records of any action taken by stockholders without a meeting, excerpts of any action taken by a committee of the directors while such committee was acting in place of the directors, waivers of notices of any meeting of stockholders, directors, or a committee of directors, accounting records of the corporation and the records of stockholders, provided that the stockholder meets the following conditions: (i) the demand for such inspection is made in good faith for a proper purpose, (ii) the stockholder has been a stockholder of the corporation for at least three months immediately proceeding the demand, or holds at least five percent of all outstanding shares of any class of stock, (iii) the purpose and the records which the stockholder wishes to inspect are described with reasonable particularity, and (iv) the records to be inspected are directly connected with the described purpose.

       Action by Consent of Stockholders. Under both the URBCA and the DGCL, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing.

       Cumulative Voting and Election of Directors. Under the DGCL, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected). The URBCA provides that there shall be cumulative voting by stockholders in elections of directors unless the articles of incorporation expressly state otherwise. The Global Casinos and OnSource Charters expressly state that there shall be no cumulative voting by stockholders for the election of directors, or for any other purpose.

       In the absence of cumulative voting, the URBCA provides that, unless otherwise provided in the corporation's articles of incorporation or by-laws, the number of candidates equaling the number of directors to be elected, having the highest number of votes cast in their favor, are elected to be directors. The DGCL provides that, in the absence of cumulative voting, directors shall be elected by the majority vote of holders of shares entitled to vote thereon, unless otherwise specified within the corporation's certificate of incorporation. The OnSource Charter does not specify a greater requirement for the election of directors.

       Dividends and Repurchases of Stock. Under the DGCL, a corporation generally is permitted to declare and pay dividends out of any surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of stock having a preference upon the distribution of assets. Also under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation. Under the URBCA, the payment of distributions, including the repurchase of stock, is generally permissible unless after giving effect to the dividend or distribution, the corporation would be unable to pay its debts as they became due in the usual course of business, or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time the dividend was paid, to satisfy the preferential rights of stockholders whose preferential rights upon dissolution of the corporation are greater than those of the stockholders receiving the dividend.

       Classification of the Board of Directors. The DGCL permits (but does not require) classifications of a corporation's board of directors into one, two or three classes. The URBCA also permits, but does not require, classification of a corporation's board of directors into one, two, or three classes, with each class composed of as equal a number of directors as is possible. The OnSource Charter does not provide for multiple classes of directors.

       Removal of Directors. Under the DGCL, although stockholders may generally remove directors with or without cause by a majority vote, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise. Neither the DGCL nor the URBCA permits directors to remove other directors. Under the URBCA, stockholders may remove one or more directors with or without cause by a majority vote of the stockholders entitled to elect such director(s), unless the articles provide that directors may only be removed for cause. The URBCA permits the removal of a director by stockholders only at a meeting called for that purpose, upon notice of the meeting which states that the purpose or one of the purposes thereof is the removal of the director.

       Vacancies on the Board of Directors. Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors. The URBCA provides that, unless otherwise provided in the corporation's articles of incorporation, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled either by the directors or the stockholders. Under the DGCL and the URBCA, directors may fill a vacancy by majority vote, even if the directors remaining in office constitute less than a quorum.

       Exculpation of Directors. The DGCL and the URBCA have substantially similar provisions relating to exculpation of directors. Each state's law permits that no director shall be personally liable to OnSource and Global Casinos, respectively, or their respective stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited by law. The circumstances under which exculpation is prohibited are substantially similar in Delaware and Utah, except that in the URBCA, a director may not be exculpated from liability for dealings relating to unauthorized distributions or from any transaction from which the director directly or indirectly received an improper personal benefit, while in Delaware, a director may not be exculpated from liability arising from transactions relating to unlawful payments of dividends, any unlawful stock purchases or redemptions.

       The OnSource Charter also contains certain enumerated circumstances in which exculpation is not permissible. The OnSource Charter does not eliminate the liability of directors to the extent that such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. The Global Casinos Charter exculpates directors from all monetary damages for breach of fiduciary duty as a director, except to the extent prohibited by the URBCA.

       Indemnification of Directors, Officers And Others. Both Delaware and the URBCA generally permit indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interests of the corporation. Both Delaware and the URBCA mandate that directors shall be indemnified for their reasonable expenses in the event that a director is successful in the defense of any proceeding in which the director was a party due to his status as director. Both the DGCL and the URBCA do not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although the DGCL does permit indemnification in such situations if approved by the Delaware Court of Chancery, and both permit indemnification for expenses of such actions). Unlike the DGCL, the URBCA also permits indemnification of an officer, employee, fiduciary, or agent who is not a director, to any greater extent than the indemnification of a director, if not inconsistent with public policy, and if provided for in the by-laws, by action of the board of directors or by contract. The OnSource Charter provides for indemnification to the maximum extent legally permissible of its officers and directors. The Global Casinos Charter provides that all directors, officers, employees, and agents of Global Casinos shall be indemnified to the maximum extent permissible under the URBCA. The Global Casinos By-laws provide that officers may be indemnified to a greater extent than directors, if consistent with applicable law and if provided for in a resolution of stockholders or directors or if provided for within a contract.

       Interested Director Transactions. Both the DGCL and the URBCA provide that no transaction between a corporation and one or more of its directors or officers or any entity in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason. In addition, no such transaction shall be void or voidable solely because the director or officer is present at, participates in, or votes at the meeting of the board of directors or committee which authorizes the transaction. In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by the disinterested directors, a committee of disinterested directors, or the stockholders, or the transaction must be fair as to the corporation. The OnSource and Global Casinos By-laws closely resemble the Delaware and Utah statutory provisions.

       Sales, Lease or Exchange of Assets and Mergers. The DGCL requires the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The URBCA provides that the sale, lease, or exchange of all or any portion of a corporation's assets in the corporation's usual and regular course of business may be authorized by the corporation's directors, without approval of the corporation's stockholders. Sale, lease, or exchange of all or substantially all of a corporation's assets other than in the usual and regular course of the corporation's business, or a merger or consolidation of the corporation into any other corporation, requires approval of the directors and the vote of the holders of two-thirds of each class of outstanding stock entitled to vote thereon, although the corporation's articles of incorporation or by-laws may require a higher vote.

       Amendments to Charter. Under the DGCL, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. In addition, the DGCL requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock. Under the URBCA, charter amendments other than ministerial amendments, which may be authorized by the directors without stockholder action, require the approval of the directors and the vote of the holders of a majority of the outstanding stock of each voting group entitled to vote thereon as a class, unless the articles of incorporation or by-laws require a different proportion.

       Amendments to Bylaws. The DGCL provides that stockholders may amend the by-laws and, if provided in its certificate of incorporation, the board of directors also has this power. Under the DGCL, the power to adopt, amend or repeal by-laws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors. The OnSource Charter gives the board of directors the power to make, alter, amend or repeal by-laws. Under the URBCA, stockholders may amend the by-laws. Unless otherwise specified in the corporation's articles of incorporation, directors are also permitted to amend the by-laws, other than by-laws establishing greater quorums or voting requirements for stockholders or directors, unless the by-laws prohibit the directors from doing so. Directors may not amend the by-laws to change the quorum or voting requirements for stockholders, and directors may amend the by-laws to change the quorum or voting requirements for directors only if such provision was originally adopted by the directors or if such provision specifies that it may be amended by the directors.

       Appraisal Rights. Dissenting stockholders have the right to obtain the fair value of their shares (so-called "appraisal rights") in more circumstances under the URBCA than under the DGCL. Under the DGCL, appraisal rights are available in connection with a statutory spin-off or consolidation in certain specified situations. Appraisal rights are not available when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the spin-off. Appraisal rights are not available under the DGCL in the event of the sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The OnSource Charter does not grant such rights.

       Under the URBCA, a properly dissenting stockholder is entitled to receive the appraised value of the shares owned by the stockholder when the corporation votes (i) to sell, lease, or exchange all or substantially all of its property and assets other than in the regular course of the corporation's business, (ii) to merge or consolidate with another corporation, or (iii) to conduct a reverse split of the corporation's stock which would result in a reduction of the number of shares owned by the stockholder to a fraction of a share, if such fraction of a share is to be acquired for cash. A right to dissent and receive the appraised value of a stockholder's shares may also be granted within the by-laws of the corporation or by a resolution of the directors.

       Both Delaware and the URBCA provide that, unless otherwise provided in the corporation's charter, no appraisal rights are available to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders. The above limitations do not apply if the stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by Nasdaq or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination thereof.

       Business Combination Statute. The DGCL has a "business combination" statute which provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years. The DGCL includes certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. There is no similar provision limiting business combinations with interested stockholders in the URBCA, but the URBCA requires the vote of a majority of the outstanding shares of each class of shares entitled to vote thereon to approve any merger or the sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation, unless the articles of incorporation contain a provision establishing a different proportion.

       Stockholder Preemptive Rights. The DGCL and URBCA provide that unless otherwise specified in the charter, shareholders are not entitled to preemptive rights to acquire shares of the corporation. The DGCL and URBCA do not specifically authorize the granting to stockholders of a preemptive right to acquire proportional amounts of unissued shares of stock which are offered for sale by the corporation. The Global Casinos and OnSource Charters provide that, unless otherwise determined by the directors or agreed to in writing by the corporation, there shall be no preemptive rights for stock.

       Consideration of Societal Factors. The Delaware Supreme Court has held that, in discharging their responsibilities, directors may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well. The Delaware Supreme Court has held, however, the concern for non-stockholder interests is inappropriate when a sale of the company is inevitable and an auction among active bidders is in progress. The OnSource Charter and OnSource By-laws do not directly discuss consideration of societal factors.

Description of Securities

       We are authorized to issue up to 100,000,000 shares of $.001 par value common stock and 50,000,000 shares of $.01 par value preferred stock. As of August 31, 2002, 772,429 shares of Common Stock and no shares of preferred stock were issued and outstanding. Before the spin-off, we had a total of 31 stockholders of record. Following the spin-off, we believe that there will be approximately 774 stockholders of record, based upon the number of record holders of Global Casinos common shares as of the record date. All of our common shares distributed in the spin-off will be duly authorized, fully paid and nonassessable.

Common Stock

       Our authorized common stock consists of 100,000,000 shares of Common Stock

       Each holder of common stock is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive, pro-rata, our assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

       We are authorized to issue up to 50,000,000 shares of $.01 par value preferred stock. Our preferred stock can be issued in one or more series as may be determined from time-to-time by our Board of Directors. In establishing a series our Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. Our Board of Directors has the authority, without stockholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation:

*	the rate of distribution,
*	the price at and the terms and conditions on which shares shall be redeemed,
*	the amount payable upon shares for distributions of any kind,
*	sinking fund provisions for the redemption of shares,
*	the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and
*	voting rights except as limited by law.

       Although we currently do not have any plans to issue shares of preferred stock or to designate any series of preferred stock, there can be no assurance that we will not do so in the future. As a result, we could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our common stockholders have no redemption rights. In addition, our Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Warrants

       We have issued to certain investors a total of 193,266 Warrants, each exercisable for three years to purchase shares of our common stock: 96,633 at a price of $1.00 per share and 96,633 at a price of $2.50 per share. The Warrants expire on August 31, 2005. We have the ability to repurchase the warrants if we have registered the exercise of the warrants with the Commission and our public trading price has been more than 150% of the exercise price for at least ten consecutive trading days. In such event, holders of the warrant will have a 30 day notice period in which to exercise the warrants, and any warrants not exercised will be redeemed by us at a redemption price of $.01 per share.

Transfer Agent, Warrant Agent and Registrar

       The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

Reports to Stockholders

       We intend to furnish annual reports to stockholders which will include audited financial statements reported on by our independent certified public accountants. In addition, we will issue unaudited quarterly or other interim reports to stockholders as it deems appropriate.

Legal Matters

       The validity of the issuance of the shares we are offering will be passed upon for us by Neuman & Drennen, LLC, Boulder, Colorado. Following the spin-off, Mr. Neuman will be the beneficial owner of 53,000 shares of our common stock and options exercisable to purchase an additional 25,000 shares of common stock.

Experts

       The consolidated financial statements of Global Alaska Industries, Inc. as of and for the years ended June 30, 2001 and 2000 included herein and elsewhere in the Registration Statement have been audited by Stark Winter Schenkein & Co., LLP, independent certified public accountants, to the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Where You Can Find More Information

You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

We have filed with the Commission a Registration Statement on Form SB-2 to register the shares of our common stock and common stock warrants to be sold by the Selling Securityholders and issued pursuant to the exercise of the warrants. This prospectus is part of that Registration Statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the Registration Statement. For further information about us or our common stock, you may refer to the Registration Statement and to the exhibits filed as part of the Registration Statement.

We are not currently subject to the informational filing requirements of the Exchange Act. However, as a result of this offering, we will become subject to these requirements and will file periodic reports, including annual reports containing audited financial statements, reports containing unaudited interim financial statements, quarterly and special reports, proxy statements and other information with the Commission. We will provide without charge to each person who receives this prospectus copies of our reports and other information which we file with the Commission. Your request for this information should be directed to our President and Chief Financial Officer, Frank L. Jennings, at our corporate office in Boulder, Colorado. You can also review this information at the public reference rooms of the Commission and on the Commission's website as described above.

ONSOURCE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
ONSOURCE CORPORATION PRO FORMA FINANCIAL INFORMATION
Introduction To Unaudited Pro Forma Financial Statements	F-2
Unaudited Pro-Forma Condensed Consolidated Balance Sheet	F-3
Unaudited Pro-Forma Condensed Consolidated Statement of Operations for the Nine Months Ended March 31, 2002	F-4
Unaudited Pro-Forma Condensed Consolidated Statement of Operations for the Year Ended June 30, 2001	F-5
Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements	F-6
ONSOURCE CORPORATION FINANCIAL INFORMATION
Consolidated Balance Sheets as of March 31, 2002 (Unaudited) and June 30, 2001	F-7
Consolidated Statements of Operations for the nine months ended March 31, 2002 and 2001 (Unaudited)	F-8
Consolidated Statements of Cash Flows for the nine months ended March 31, 2002 2001 (Unaudited)	F-9
Notes to Consolidated Financial Statements (Unaudited)	F-10
GLOBAL ALASKA INDUSTRIES AND SUBSIDIARY FINANCIAL INFORMATION
Report of Independent Auditors	F-13
Consolidated Balance Sheet as of June 30, 2001	F-14
Consolidated Statements of Operations for the Years Ended June 30, 2001 and 2000	F-15
Consolidated Statement of Stockholders' (Deficit) for the Period from July 1, 1999 through June 30, 2001	F-16
Consolidated Statements of Cash Flows for the Years Ended June 30, 2001 and 2000	F-17
Notes to Consolidated Financial Statements	F-18

ONSOURCE CORPORATION
INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

       The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 has been prepared as if the spin-off and our separation from Global Casinos had occurred as of March 31, 2002. The unaudited pro forma condensed consolidated statements of income for the nine months ended March 31, 2002 and the year ended June 30, 2001 have been prepared as if the spin-off and our separation from Global Casinos had occurred as of July 1, 2000.

       These unaudited pro forma financial statements do not represent our financial condition or results of operations for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors, including, but not limited to, those related to our operation as a separate public company, competition in our business, the impact of changes to our regulatory environment, our ability to control operating expenses, our capital structure and other changes. These unaudited pro forma financial statements should be read in connection with our and our predecessor's audited and unaudited financial statements and the related Management's Discussion and Analysis included elsewhere in this Prospectus. The financial statements of the predecessors to our business included in this Prospectus are entitled: GLOBAL ALASKA INDUSTRIES, INC. AND SUBSIDIARY.

ONSOURCE CORPORATION
UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED BALANCE SHEET
as of March 31, 2002
	Historical	Adjustments	Notes	Pro-Forma
ASSETS
CURRENT ASSETS
Cash	$ 61,000			$ 1,000
Trade receivables	161,000			161,000
Inventories	230,000			230,000
Other	8,000			8,000
TOTAL CURRENT ASSETS	460,000			460,000
FURNITURE, FIXTURES, and EQUIPMENT	92,000			92,000
CONTRACT RIGHTS and INTERESTS	1,000			1,000
GOODWILL	1,000			1,000
TOTAL ASSETS	$ 554,000			$ 554,000
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$ 253,000			$ 253,000
Accrued expenses and taxes	105,000			105,000
Current maturities of long-term debt	363,000			363,000
Other current liabilities	40,000			40,000
TOTAL CURRENT LIABILITIES	761,000			761,000
LONG-TERM DEBT, less current maturities	1,742,000			1,742,000
STOCKHOLDERS' (DEFICIT)	(1,949,000)			(1,949,000)
TOTAL LIABILITIES AND
STOCKHOLDERS' (DEFICIT)	$ 554,000			$ 554,000

See accompanying notes to unaudited pro-forma condensed consolidated financial statements.

ONSOURCE CORPORATION
UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the Nine Months ended March 31, 2002
	Historical	Adjustments	Notes	Pro-Forma
REVENUES
Product sales	$ 1,313,000			$ 1,313,000
Facilities management revenue	428,000			428,000
Total revenues	1,741,000			1,741,000
COST OF REVENUES
Product costs	721,000			721,000
Facilities management costs	213,000			213,000
Total cost of revenues	934,000			934,000
GROSS PROFIT	807,000			807,000
Operating expenses	505,000			505,000
OPERATING INCOME	302,000			302,000
Interest expense	152,000			152,000
INCOME BEFORE INCOME TAXES	150,000			150,000
Provision for income taxes	57,000			57,000
NET INCOME	$ 93,000			$ 93,000
Basic and diluted earnings per share	$ 0.22			$ 0.12
Weighted average shares outstanding	422,338	350,091	A	772,429

See accompanying notes to unaudited pro-forma condensed consolidated financial statements.

ONSOURCE CORPORATION
UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the Year ended June 30, 2001
	Historical	Adjustments	Notes	Pro-Forma
REVENUES
Product sales	$ 2,134,000			$ 2,134,000
Facilities management revenue	568,000			568,000
Total revenues	2,702,000			2,702,000
COST OF REVENUES
Product costs	1,233,000			1,233,000
Facilities management costs	277,000			277,000
Total cost of revenues	1,510,000			1,510,000
GROSS PROFIT	1,192,000			1,192,000
OPERATING EXPENSES
Selling, general & administrative	660,000	150,000	B	810,000
Management fees	150,000	(150,000)	B	-
	810,000			810,000
OPERATING INCOME	382,000			382,000
Interest expense	231,000			231,000
INCOME BEFORE INCOME TAXES	151,000			151,000
Provision for income taxes	-	57,000	C	57,000
NET INCOME	$ 151,000			$ 94,000
Basic and diluted earnings per share	$ 15.10			$ 0.12
Weighted average shares outstanding	10,000	762,429	A	772,429

See accompanying notes to unaudited pro-forma condensed consolidated financial statements.

ONSOURCE CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS of PRESENTATION

These unaudited pro forma condensed consolidated financial statements of OnSource were derived from the application of pro forma adjustments to our consolidated financial statements and give effect to the terms related to our separation and spin-off from Global. The unaudited pro forma condensed consolidated statement of income for the nine months ended March 31, 2002 and the year ended June 30, 2001 have been prepared as if the spin-off and our separation from Global had occurred of July 1, 2000. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 has been prepared as if the spin-off and our separation from Global had occurred as of March 31, 2002.

The following unaudited pro forma condensed consolidated income statements do not purport to be indicative of what our operations would have been had the spin-off and our separation from Global taken place on the dates indicated. In addition, the results for the nine months ended March 31, 2002 are not necessarily indicative of results that may be expected for the full year. The following unaudited pro forma condensed consolidated balance sheet does not purport to be representative of what our financial position would have been had the spin-off and our separation from Global taken place on the date indicated.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited historical financial statements and the related notes included elsewhere in this prospectus.

2.     PRO-FORMA ADJUSTMENTS

The following pro-forma adjustments were made to reflect the terms of separation and spin-off from Global Casinos, Inc.

A.	Weighted average shares outstanding have been increased to reflect all shares issued in connection with the spin-off.
B.

Management fees have been reclassified to reflect the termination of our management agreement with Global Casinos. Commencing July 1, 2001, we are responsible for obtaining all management services on our own account.

C.	To reflect income taxes that would have been incurred had OnSource not joined with Global Casinos in filing a consolidated income tax return.

ONSOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
as of March 31, 2002 and June 30, 2001
	March 31,	June 30,
	2002	2001
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	$ 61,000	$ 53,000
Trade receivable, net	161,000	159,000
Inventories	230,000	311,000
Other	8,000	30,000
TOTAL CURRENT ASSETS	460,000	553,000
PROPERTY AND EQUIPMENT, net	92,000	93,000
CONTRACT RIGHTS AND INTERESTS, net	1,000	1,000
GOODWILL, net	1,000	1,000
TOTAL ASSETS	$ 554,000	$ 648,000
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
0CURRENT LIABILITIES
Accounts payable	$ 253,000	$ 264,000
Accrued expenses and taxes	105,000	43,000
Due to Global Casinos, Inc	-	634,000
Current maturities of long-term debt	363,000	314,000
Other current liabilities	40,000	40,000
TOTAL CURRENT LIABILITIES	761,000	1,295,000
LONG - TERM DEBT, less current maturities	1,742,000	2,075,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' (DEFICIT)
Preferred stock; $0.01 par value; 50,000,000 shares authorized;
none issued or outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares authorized;
772,429 shares issued and outstanding	1,000	-
Common stock; no par value; 10,000 shares authorized;
10,000 shares issued and outstanding	-	2,000
Additional paid in capital	681,000	-
Accumulated (deficit)	(2,631,000)	(2,724,000)
TOTAL STOCKHOLDERS' (DEFICIT)	(1,949,000)	(2,722,000)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$ 554,000	$ 648,000

See accompanying notes to consolidated financial statements.
ONSOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
for the Nine Months ended March 31, 2002 and 2001
(Unaudited)
	March 31,	March 31,
	2002	2001
REVENUES
Product sales	$ 1,313,000	$ 1,662,000
Facilities management revenues	428,000	422,000
Total revenues	1,741,000	2,084,000
COST OF REVENUES
Product costs	721,000	916,000
Facilities management costs	213,000	184,000
Total cost of revenue	934,000	1,100,000
GROSS PROFIT	807,000	984,000
OPERATING EXPENSES:
Selling, general and administrative	505,000	479,000
Management fees	-	112,000
Total operating expenses	505,000	591,000
OPERATING INCOME	302,000	393,000
INTEREST EXPENSE, net	(152,000)	(170,000)
INCOME BEFORE INCOME TAXES	150,000	223,000
Income taxes	57,000	-
NET INCOME	$ 93,000	$ 223,000
Basic and Diluted Earnings per Share	$ 0.22	$ 22.30
Weighted average shares outstanding	422,338	10,000

See accompanying notes to consolidated financial statements.
ONSOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Nine Months ended March 31, 2002 and 2001
(Unaudited)
	March 31,	March 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$ 220,000	$ 437,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(47,000)	(5,000)
Other	(3,000)	-
Net cash provided (used) by investing activities	(50,000)	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt principal payments	(207,000)	(405,000)
Proceeds from sale of common stock	45,000	-
Net cash provided (used) by financing activities	(162,000)	(405,000)
Net increase (decrease) in cash	8,000	27,000
Cash at beginning of period	53,000	-
Cash at end of period	$ 61,000	$ 27,000
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 152,000	$ 170,000
Cash paid for income taxes	$ -	$ -
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:
Conversion of debt into common stock	$ 640,000	$ -

See accompanying notes to consolidated financial statements.

ONSOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.      ORGANIZATION and BASIS of PRESENTATION

The consolidated financial statements included herein have been prepared by OnSource Corporation (the Company) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations. In the opinion of management of the Company the accompanying statements contain all adjustments necessary to present fairly the financial position of the Company as of March 31, 2002, and its results of operations for the nine-month periods ended March 31, 2002 and 2001 and its cash flows for the nine-month periods ended March 31, 2002 and 2001. The results for these interim periods are not necessarily indicative of the results for the entire year.

The Company's balance sheet as of June 30, 2001 included herein has been derived from the Company's audited financial statements as of that date. The accompanying financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto.

At March 31, 2002, and for the nine months ended March 31, 2002, these financial statements present the accounts of OnSource Corporation and its subsidiaries. At June 30, 2001 and for the nine months ended March 31, 2001, these financial statements present the accounts of Global Alaska Industries, Inc. ("GAI") and its subsidiary. GAI is the predecessor to OnSource. Effective July 1, 2001, OnSource commenced operations and the ownership of GAI was transferred from Global Casinos, Inc. to OnSource.
ONSOURCE CORPORATION ("OnSource"), a Delaware corporation, was organized to own and operate Global Alaska Industries.
GLOBAL ALASKA INDUSTRIES, INC. ("GAI"), an Alaskan corporation, is a holding company which which owns 100% of the common stock of Alaska Bingo Supply, Inc. ("ABS") located in Anchorage, Alaska.
ALASKA BINGO SUPPLY, INC. ("ABS"), an Alaska corporation, operates a sales, marketing and distribution center that supplies the charitable gaming industry in Alaska.

        All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company operates one line of business that provides products, equipment and services to the charitable gaming industry in Alaska. All of the Company's operations are conducted within the United States of America.

2.      STOCKHOLDERS' (DEFICIT)

OnSource was formed October 15, 2000 as a wholly owned subsidiary of Global Casinos, Inc. ("Casinos"). At inception, 10,000 common shares were issued to Casinos. Effective July 1 2001, Casinos transferred to us 100% of the outstanding common shares of GAI and we issued 235,135 shares of our common stock to Casinos. Effective June 13, 2002, all 245,135 shares owned by Casinos were transferred into a spin-off trust for the benefit of Casinos' shareholders.

On October 31, 2001, certain creditors holding promissory notes with an aggregate principal balance of $640,000 converted their debt into 427,294 shares of common stock. Effective August 15, 2001, we issued 10,000 shares of common stock to settle a potential claim.

During the nine months ended March 31, 2002, five individuals (including officers and directors) purchased 90,000 shares of common stock for cash of $45,000.
  EARNINGS PER SHARE

Basic income or loss per share (Basic EPS) represents the net income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted income or loss per share (Diluted EPS) reflects the potential dilution that could occur if derivative instruments to issue common stock (e.g. options, warrants, or convertible debt) were exercised or converted into common stock. After conversion or exercise, such instruments would share in the income or loss of the entity.

There were no derivative securities outstanding for the nine-month periods ended March 31, 2002 and 2001. Therefore, Diluted EPS equals Basic EPS for those periods.

4.      INCOME TAXES

The Company and its subsidiaries are subject to income taxes on income arising in, or derived from, the tax jurisdictions in which they operate. Prior to July 1, 2001, OnSource joined with its parent company in filing a consolidated federal tax return. OnSource and its subsidiaries will file a separate return for the tax year ending June 30, 2002.

The reconciliation between the statutory federal tax rate and the effective tax rate as a percentage is as follows:
Statutory federal tax rate	34%
Impact of state and local taxes	4%
Effective tax rate	38%

5.      TRANSACTIONS WITH AFFILIATES

GAI purchased ABS from an individual on August 1, 1997. ABS continues to lease its office and warehouse space from the previous owner for aggregate annual payments of $60,000.

The wife of the previous owner operates a bingo hall under a full service leasing arrangement with ABS. The arrangement requires ABS to maintain the facility and provide all the operating equipment for aggregate annual lease payments of $480,000. In addition, ABS sells products to this bingo facility. Sales for the nine months ending March 31, 2002 were $124,000.

During the nine months ended March 31, 2002, Mr. Jennings, an officer and director, purchased 20,000 shares of common stock for cash of $10,000. Mr. Jennings operates a professional services firm that provides certain management, accounting, and administrative services to OnSource and to other clients. During the nine months ended March 31, 2002, his firm billed OnSource $27,000 for services performed.

During the nine months ended March 31, 2002, Mr. Neuman, a director, purchased 20,000 shares of common stock for cash of $10,000. Mr. Neuman operates a law firm that provides legal services to OnSource and other clients. During the nine months ended March 31, 2002, his firm billed OnSource $18,000 for services performed.

During the nine months ended March 31, 2001, Global Casinos provided certain corporate services, including management, accounting, administrative and legal services to OnSource for a monthly management fee of $12,500. Since July 1, 2001, OnSource has been responsible for obtaining all these corporate services for its own account.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Global Alaska Industries, Inc.

We have audited the accompanying consolidated balance sheet of Global Alaska Industries, Inc. and subsidiary as of June 30, 2001, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Alaska Industries, Inc. and subsidiary as of June 30, 2001, and the results of operations and cash flows for the years ended June 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

 STARK WINTER SCHENKEIN & CO., LLP

Denver, Colorado
June 7, 2002

GLOBAL ALASKA INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
as of June 30, 2001
ASSETS
CURRENT ASSETS
Cash	$ 53,000
Trade receivables, net of allowance of $10,000	159,000
Inventories	311,000
Other	30,000
TOTAL CURRENT ASSETS	553,000
FURNITURE, FIXTURES AND EQUIPMENT, net	93,000
CONTRACT RIGHTS AND INTERESTS, net	1,000
GOODWILL, net	1,000
TOTAL ASSETS	$ 648,000
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$ 264,000
Accrued expenses	43,000
Due to Global Casinos, Inc.	634,000
Current maturities of long-term debt	314,000
Other current liabilities	40,000
TOTAL CURRENT LIABILITIES	1,295,000
LONG - TERM DEBT, less current maturities	2,075,000
COMMITMENTS and CONTINGENCIES
STOCKHOLDERS' (DEFICIT)
Common stock; no par value; 10,000 shares authorized;
10,000 shares issued and outstanding	2,000
Accumulated deficit	(2,724,000)
TOTAL STOCKHOLDERS' (DEFICIT)	(2,722,000)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$ 648,000

See accompanying notes to consolidated financial statements.

GLOBAL ALASKA INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
for the Years ended June 30, 2001 and 2000
	2001	2000
REVENUES
Product sales	$ 2,134,000	$ 2,886,000
Facilities management revenues	568,000	724,000
Total revenues	2,702,000	3,610,000
COST OF REVENUES
Product costs	1,233,000	1,609,000
Facilities management costs	277,000	435,000
Total cost of revenue	1,510,000	2,044,000
GROSS PROFIT	1,192,000	1,566,000
OPERATING EXPENSES:
Selling, general and administrative	660,000	761,000
Management fees	150,000	157,000
Total operating expenses	810,000	918,000
OPERATING INCOME	382,000	648,000
INTEREST EXPENSE, net	(231,000)	(265,000)
INCOME BEFORE INCOME TAXES	151,000	383,000
Charge in lieu of income taxes	-	-
NET INCOME	$ 151,000	$ 383,000
Basic and diluted earnings per share	$ 15.10	$ 38.30
Weighted average number of common
shares outstanding	10,000	10,000

See accompanying notes to consolidated financial statements.

GLOBAL ALASKA INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT)
for the Years ended June 30, 2001 and 2000
		COMMON STOCK
	Number
	of	Common	Accumulated
	Shares	Stock	Deficit	Total
Balance as of July 1, 1999	10,000	$ 2,000	$ (3,258,000)	$ (3,256,000)
Net income	-	-	383,000	383,000
Balance as of June 30, 2000	10,000	2,000	(2,875,000)	(2,873,000)
Net income	-	-	151,000	151,000
Balance as of June 30, 2001	10,000	$ 2,000	$ (2,724,000)	$ (2,722,000)

See accompanying notes to consolidated financial statements.

GLOBAL ALASKA INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2001 and 2000
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 151,000	$ 383,000
Expenses not requiring cash outlays:
Depreciation	51,000	60,000
Changes in working capital items:
Trade receivables	106,000	20,000
Inventories	(39,000)	(17,000)
Other	69,000	(44,000)
Accounts payable	(23,000)	31,000
Accrued expenses	(10,000)	(47,000)
Due to Global Casinos	152,000	(9,000)
Net cash provided by operating activities	457,000	377,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(6,000)	(2,000)
Net cash (used) by investing activities	(6,000)	(2,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable and long term debt	125,000	-
Payments on notes payable and long term debt	(523,000)	(492,000)
Net cash (used) by financing activities	(398,000)	(492,000)
NET INCREASE (DECREASE) IN CASH	53,000	(117,000)
Cash, at beginning of year	-	117,000
Cash, at end of year	$ 53,000	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 231,000	$ 265,000
Cash paid for income taxes	$ -	$ -

See accompanying notes to consolidated financial statements.

GLOBAL ALASKA INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization and Consolidation

GLOBAL ALASKA INDUSTRIES, INC. (the "Company" or "GAI"), an Alaska corporation which was incorporated on August 1, 1997, is a holding company that owns 100% of the outstanding common stock of Alaska Bingo Supply, Inc. The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary. All significant accounts and transactions between GAI and Alaska Bingo Supply have been eliminated in consolidation. GAI was a wholly owned subsidiary of Global Casinos, Inc. until June 30, 2001. Effective July 1, 2001, GAI became a wholly owned subsidiary of OnSource Corporation. (See Note 10.)

ALASKA BINGO SUPPLY ("ABS"), is an Alaska corporation located in Anchorage, Alaska. It was acquired by GAI on August 1, 1997 (Note 2). ABS is primarily engaged in the distribution of a full line of charitable gaming supplies and equipment including bingo paper and pull-tabs. ABS products are sold in Alaska to licensed non-profit organizations and municipalities that use the products for fund-raising purposes. ABS also receives facilities management income by providing facilities, furniture and equipment to bingo hall operators.

        Pending Spin-off

In July 2001, Global Casinos, Inc. (Global) announced its plan to spin-off its Alaskan operations to its shareholders. To achieve that goal, Global transferred certain assets and liabilities, including all of its Alaskan operations, to OnSource Corporation (OnSource).

OnSource was incorporated in Delaware as wholly owned subsidiary of Global on November 12, 2000. Effective July 1, 2001, Global transferred to OnSource its ownership interest in Global Alaska Industries, Inc.

        Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from estimates. Significant estimates included herein relate to the recoverability of assets, the value of long-lived assets, the long-term viability of the business, and future obligations under various tax statutes.

        Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has recently experienced declining revenues and net income. It had working capital and stockholders' deficits of approximately $742,000 and $2,722,000 at June 30, 2001, respectively. The Company was unable to make timely payments to all of its creditors and has renegotiated certain debts. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company continues its efforts to formulate plans and strategies to address its financial condition and increase profitability. Operating expenses have been reduced and management will continue to negotiate with creditors, extend maturity dates and reduce payment amounts. The Company continues to explore methods to increase profitability; however, there can be no assurances that management will be successful in their efforts.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

        Cash and Cash Equivalents

Cash consists of demand deposits, cash used in automated teller machines (ATM), and cash provided for use by the leased bingo facility. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Inventories

Inventories primarily consist of bingo supplies and pull-tabs. They are stated at the lower of cost or market. Cost is determined by the weighted average-cost method, which approximates the FIFO (first in, first out) cost method.

        Revenue Recognition

In accordance with industry practice, sales of products are recognized when products are shipped. Outbound shipping charges to customers are included in revenues and amounted to $34,000 and $42,000 during 2001 and 2000, respectively. Facilities management revenue is recognized ratably as it is earned.

        Advertising Costs

The Company expenses all advertising and sales promotion costs as they are incurred. Advertising costs were $12,000 and $19,000 for the years ended June 30, 2001 and 2000, respectively.

        Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2001. The respective carrying value of certain balance sheet financial instruments approximated their fair values. These financial instruments include cash, trade receivables, accounts payable and accrued expenses, notes payable, and amounts due to Global Casinos, Inc. Fair values are assumed to approximate carrying values for these financial instruments due to the short term maturities of these instruments.

The carrying value of long-term debt approximated fair value because stated interest rates on these instruments are similar to quoted rates for instruments with similar risks.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of leasehold improvements and tangible personal property, and are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from five to seven years.

At June 30, 2001, furniture, fixtures and equipment was composed of:
Leasehold improvements	$148,000
Furniture and equipment	164,000
Subtotal	312,000
Accumulated depreciation	(219,000)
Total, net	$ 93,000

        Contract Rights and Interests, and Goodwill

Contract rights and interests represent the estimated economic value of facilities management contracts purchased in the ABS acquisition and goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. At the acquisition date, it was estimated that the contract rights and interests had an economic life of eight years and that goodwill had an economic life of fifteen years.

        Impairment of Long-Lived Assets and Identifiable Intangibles

The Company periodically reviews the carrying amount of its long-lived tangible assets and its identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgement is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

The Company's evaluation at June 30, 1999 indicated that the carrying value of its contract rights and interests and its goodwill was impaired. Accordingly, it recorded an impairment allowance to reduce the carrying values to their estimated net realizable value at June 30, 1999. No further amortization or impairment expense was recorded during either of the two years ended June 30, 2001 and 2000.

As of June 30, 2001, intangible assets consisted of:
	Contract Rights and Interests	Goodwill
Original cost	$ 1,771,000	$ 2,165,000
Accumulated Amortization and Impairment Allowance	(1,770,000)	(2,164,000)
Net book value	$ 1,000	$ 1,000

        Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities establishes requirements for disclosure of derivative instruments and hedging activities. During the periods covered by the financial statements the Company did not have any derivative financial instruments and did not participate in hedging activities.

        Reporting Comprehensive Income

The Company follows SFAS 130 which established standards for reporting and display of comprehensive income, its components and accumulated balances. For the years ended June 30, 2001 and 2000, there were no differences between reported net income and comprehensive income.

        Income Taxes

We join with Global, our parent company, in filing a consolidated federal income tax return. For tax purposes, the consolidated group has a net operating loss (NOL) carry-forward. No federal income taxes were incurred or paid during the last two years. Accordingly, no amounts have been allocated to us. Since the parent company and its subsidiaries have reported recurring taxable losses in recent years, there is no current tax sharing agreement between members of the consolidated group.

        Earning or (Loss) Per Share

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings (loss) per common share ("EPS") calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation.

        Segment Information

The Company follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The determination of reportable segments is based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment. All of its operations are located in the United States of America.

        Risk Considerations

Substantially all customers pay their invoices on a timely basis and bad debt expense has not been a material cost for ABS. ABS grants credit, generally without collateral, to its customers. During 2001 and 2000, approximately 16% of bingo sales were attributed to two significant customers. As of June 30, 2001, approximately 20% of accounts receivable were from the two largest customers.

Approximately 22% and 28% of ABS's bingo product supply purchases were from a third party supplier during 2001 and 2000, respectively. Management believes that other suppliers could provide similar products with comparable terms. A change in suppliers, however, could cause delays and possible loss of sales that would affect ABS operating results adversely.

ABS operates in a highly regulated environment subject to the political process. Changes to existing statues and regulations could have a negative effect on its operations.

        Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Intangible Assets". SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 will be effective for the year ending June 30, 2002. The Company does not believe the adoption of these standards will have a material impact on its financial statements.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisitions, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this statement and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of". The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of this statement and has not yet determined the effect of adoption on its financial position and results of operations.

2.      TRANSACTIONS WITH THE PREVIOUS OWNER

GAI purchased ABS from an individual on August 1, 1997. ABS continues to lease its office and warehouse space from the previous owner. Annual rental payments were $59,000 and $56,000 for the years ended June 30, 2001 and 2000, respectively.

The wife of the previous owner manages a bingo facility that is provided by ABS. The contract requires ABS to maintain the facility and provide all the operating equipment for aggregate annual lease payments of $480,000. In addition, ABS sold products to this bingo facility of $350,000 and $365,000 for the years ended June 30, 2001 and 2000, respectively.

ABS makes monthly payments to the former owner under an installment note payable. (see Note 4.)

3.      LONG-TERM DEBT

At June 30, 2001, debt consisted of the following:
Installment note payable to the former owner of ABS, collateralized by the common stock of ABS, payable in monthly installments of $43,000, including interest at 9%, due in 2007.	$ 2,385,000
Equipment leases	4,000
2,389,000
Less current portion of long-term debt	(314,000)
$ 2,075,000

Effective June 30, 2001, payment terms of the acquisition indebtedness were renegotiated into an installment note payable bearing interest at 9% and requiring 72 monthly payments of $43,000. It remains collateralized by the common stock of ABS.

Future scheduled maturities of long-term debt for each of the years ending June 30 are as follows:
2002	$314,000
2003	334,000
2004	380,000
2005	420,000
2006	450,000
Thereafter	491,000
Total	$2,389,000

 4.      COMMITMENTS AND CONTINGENCIES

        Leases and facility management operations

ABS leases from an unrelated third party approximately 14,000 square feet in a multi-purpose building. ABS has configured the space for use as a bingo facility and has installed all the furniture, fixtures and equipment required by a bingo operator. The lease will expire in August 2004, unless extended by ABS for an additional three year period. Monthly lease payments approximate $19,000 and are subject to escalation based upon the Anchorage consumer price index.

The Company provides the bingo facility, on a turnkey basis, to organizations licensed to conduct bingo sessions by the State of Alaska. In the table below, total minimum future lease payments have not been reduced by future facility management income to be received.

The Company also leases its Anchorage office and warehouse facility. The lease will expire in July 2004, unless ABS exercises its options to renew for two additional one-year terms. Lease payments approximate $5,000 per month and are subject to  escalation based upon the Anchorage consumer price index.

Future minimum lease payments for the years ending June 30 are as follows:
	Office / Warehouse	Bingo Facility	Total
2002	$ 60,000	$ 228,000	$ 288,000
2003	60,000	228,000	288,000
2004	60,000	228,000	288,000
2005	5,000	38,000	43,000
	$ 185,000	$ 722,000	$ 907,000

Rent expense for the years ended June 30, 2001 and 2000, was approximately $290,000 and $534,000, respectively.

        Regulation

The gaming industry in Alaska is highly regulated by the Division of Gaming. ABS and its customers are subject to extensive compliance and reporting requirements.

The Division has proposed new regulations that would prohibit distributors, including ABS, from managing turnkey bingo facilities. If the current version of the proposed regulations is adopted, ABS would be required to divest its facility management operations over the next three years.

5.      STOCKHOLDERS' (DEFICIT)

The Company has authorized, issued and outstanding 10,000 shares of common stock. All of the common stock is owned by Global Casinos, Inc.

6.      INCOME TAXES

For each of the two years ended June 30, 2001 and 2000, we joined with Global Casinos Inc. in filing consolidated income tax returns. For income tax purposes, the consolidated group has reported recurring losses and, as of June 30, 2001, had a net operating loss carryover of approximately $7,750,000. As a result of the losses, the consolidated group has neither paid nor accrued taxes on income during the past two years and no tax expense has been allocated to us by the group.

Commencing with the year ending June 30, 2002, we will file separate tax returns reflecting our separation from Global Casinos. We will not receive any future benefit from the net operating loss carryover that existed at June 30, 2001 and accordingly, we will be subject to taxes on income arising in, or derived from, the various tax jurisdictions in which we operate.

7.      401(k) SAVING AND PROFIT SHARING PLAN

The Company participates in a Retirement Saving and Investment Plan (the "401(k) Plan") sponsored by Global Casinos, Inc., that is intended to qualify under Section 401(k) of the Internal Revenue Code. Qualified employees may participate in the Company's 401(k) Plan by contributing up to 10% of their gross earnings to the plan, subject to certain Internal Revenue Service restrictions. The Company matches an amount equal to 100% of each participant's contribution to a maximum of 5% of their earnings. Company contributions for the years ended June 30, 2001 and 2000, were $9,000 and $10,000, respectively.

8.      TRANSACTIONS WITH GLOBAL CASINOS, INC.

The Company is charged a monthly management fee by its parent company to cover its share of certain corporate expenses including corporate financial reporting investor relations, capital resource allocations and corporate governance. The fee was $150,000 and $157,000 for the years ended June 30, 2001 and 2000, respectively. The Company has been unable to pay all of the management fees billed by Global. Management fees accrued and unpaid as of June 30, 2001, amounted to $275,000, which is included in the accompanying balance sheet under the caption titled "Due to Global Casinos, Inc.". The remainder of the amount "Due to Global Casinos, Inc." represents accumulated cash advances.

9.      SUBSEQUENT EVENTS

Subsequent to June 30, 2001, Global Casinos, Inc. announced its intention to transfer its ownership of GAI to its stockholders via a stock dividend. Global has formed a wholly-owned subsidiary, OnSource Corporation, to act as a holding company for the common stock of GAI.

Global established August 6, 2001 as the record date for determining the stockholders entitled to receive the stock dividend. Stockholders of Global will be eligible to receive one share of OnSource for every ten shares of common stock of Global beneficially owned as of the record date. The spin-off is subject to a registration statement being declared effective by the Securities and Exchange Commission and being qualified under the applicable securities laws of the various states.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

OnSource Corporation

Spin-Off of 245,135 Shares of Common Stock by Global Casinos, Inc.

_________________, 2002

Until ___________, 2002 (90 days after the date of this prospectus), all dealers effecting transactions in the shares offered by this prospectus - whether or not participating in the offering - may be required to deliver a copy of this prospectus. Dealers ;may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.

TABLE OF CONTENTS
	Page
Prospectus Summary	2
Risk Factors	5
Forward-Looking Statements	11
Use of Proceeds	12	____________________________
Dividend Policy	13
Capitalization	14	Prospectus
Dilution	15
Certain Market Information	17	____________________________
Management Discussion	19
Business	24
Management	34
Certain Transactions	42	___________, 2002
Principal Stockholders	45
The Company Offering	47
Description of Securities	48
Legal Matters	49
Experts	49
Available Information	50

PART II

Information Not Required in Prospectus

Item 24.      Indemnification of Directors and Officers.

       The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

       The Company's Articles of Incorporation permit and its By-laws require the Company to indemnify officers and directors to the fullest extent permitted by the Delaware Business Corporation Law (DBCA). The Company has also entered into agreements to indemnify its directors and executive officers to provide the maximum indemnification permitted by Delaware law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company.

       Article VI of the Company's By-laws permits the Company to indemnify its directors, officers, employees and agent to the maximum extent permitted by the DBCA. Section 317 of the DBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

       If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its stockholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

       Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

       A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

       The indemnification rights provided in Section 317 of the DBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its stockholders to the extent additional rights are authorized in the corporation=s articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

* * *

b.      Article VII, Section 1 of Registrant's Certificate of Incorporation provide that the corporation may indemnify each director, officer, and any employee or agent of the corporation, his heirs, executors and administrators, against expenses reasonably incurred or any amounts paid by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the corporation to the extent permitted by the law as recited above in subparagraph (a).

c.      Article VII, Section 2. of Registrant's Articles of Incorporation provides, in part:

                 No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Section 2 of Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Item 25.      Other Expenses of Issuance and Distribution.

       The estimated expenses of the offering are to be borne by us, are as follows:
SEC Filing Fee	$ 100
Printing Expenses	5,000
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	25,000
Blue Sky Fees and Expenses	5,000
Registrar and Transfer Agent Fee	2,000
Offering Expenses	5,000
Miscellaneous	2,900
Total	$ 60,000

Item 26.      Recent Sales of Unregistered Securities.

        1.     Effective July 1, 2001, we issued to Global Casinos, Inc. an aggregate of 245,135 shares of common stock in exchange for the transfer and assignment of certain assets and liabilities. The shares were restricted securities, were taken for investment and were subject to appropriate transfer restrictions. The shares were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

        2.     Effective October 31, 2001, we issued to five persons an aggregate of 427,294 shares of common stock in conversion to equity of approximately $640,942 of convertible debt. The shares were issued exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

       3.     Effective January 30, 2002, we issued to five investors an aggregate of 90,000 shares of common stock in consideration of $45,000. The shares were issued exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

       4.     Effective January 30, 2002, we issued to one investor 10,000 shares of common stock in settlement of an unliquidated claim. The shares were issued to an individual who qualified as an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

Item 27.      Exhibits

a.      The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:
Exhibit No.	Title
2.0	Transaction Agreement
3.1	Certificate of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate
5.0	Opinion of Neuman & Drennen, LLC
10.1	2002 Equity Incentive Plan
10.2	Agreement dated July 1, 2001 by and between Global Casinos, Inc., Global Alaska Industries, Inc. and Mark Griffin
10.3	Convertible Promissory Note dated July 1, 2001 by Global Alaska Industries, Inc., payable to Mark Griffin
21.0	List of Subsidiaries
23.1	Consent of Neuman & Drennen, LLC*
23.2	Consent of Stark Winter Schenkein & Co., LLP, Certified Public Accountants

______________________

*    Included in Exhibit 5.0

Item 28.     Undertakings

       The undersigned Registrant hereby undertakes:
1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
	a.	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
	b.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
	c.	Include any additional or changed material information on the plan of distribution.
2.

That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
4.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form SB-2 Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boulder, State of Colorado on the 26th day of September, 2002.

ONSOURCE CORPORATION
By: /s/ Frank L. Jennings Frank L. Jennings, President

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities with OnSource Corporation and on the dates indicated.
Signature	Position	Date
/s/ Frank L. Jennings Frank L. Jennings	President, Chief Financial Officer and Director	September 26, 2002
/s/ Clifford L. Neuman Clifford L. Neuman	Secretary and Director	September 26, 2002